# The Very Best in Community Banking

Annual Report 2004


05047840








Center Bancorp, INC.

Union Center
UNION CENTER NATIONAL BANK
Member FDIC

*Since 1923, we have been a source of strength and stability in an ever-changing marketplace and world. We thank our customers and friends who have chosen us as their financial institution.*

*On the following pages, we are pleased to present our 2004 showcase of customers. They provide a fine cross-section of the organizations and businesses that Union Center National Bank is proud to serve.*

# Financial Highlights

| (Dollars in thousands except per share data) | For the years ended December 31, 2004 | | 2003 | | Percent Change |
|---|---|---|---|---|---|
| **Earnings** | | | | | |
| Net Interest Income | $26,081 | | $23,193 | | 12.45 |
| Provision for Loan Losses | 752 | | 522 | | 44.06 |
| Other Income (net of gains on securities sold) | 3,240 | | 2,981 | | 8.69 |
| Gain on Securities Sold | 148 | | 266 | | (44.36) |
| Other Expenses | 19,471 | | 18,336 | | 6.19 |
| Net Income | 7,622 | | 6,419 | | 18.74 |
| Cash Dividends Declared | 3,238 | | 3,014 | | 7.43 |
| **Per Share Data** | | | | | |
| Net Income | | | | | |
| Basic | $0.83 | | $0.72 | | 15.28 |
| Diluted | 0.82 | | 0.71 | | 15.49 |
| Cash Dividends Paid | 0.36 | | 0.34 | | 5.88 |
| Book Value | 6.92 | | 6.06 | | 14.19 |
| Tangible Book Value | 6.71 | | 5.82 | | 15.29 |
| **At Year End:** | | | | | |
| Market Value | Bid | Ask | Bid | Ask | |
| Per common share | $13.11 | $13.15 | $18.69 | $18.72 | |
| **At Year End:** | | | | | |
| Investment Securities | $577,686 | | $519,234 | | 11.26 |
| Loans | 377,304 | | 349,525 | | 7.95 |
| Assets | 1,009,015 | | 922,289 | | 9.40 |
| Deposits | 702,272 | | 632,921 | | 10.96 |
| Long-Term Borrowings | 115,000 | | 115,000 | | 0.00 |
| Short-Term Borrowings | 101,357 | | 99,724 | | 1.64 |
| Subordinated Debentures | 15,465 | | 15,465 | | 0.00 |
| Stockholders' Equity | 68,643 | | 54,180 | | 26.69 |
| Shares Outstanding | 9,922,356 | | 8,944,442 | | 10.93 |
| **Financial Ratios** | | | | | |
| Return on average assets | .81% | | .74% | | |
| Return on average stockholders' equity | 13.17% | | 12.35% | | |
| Return on tangible average stockholders' equity | 13.67% | | 12.87% | | |
| Cash dividend declared as a percent of net income | 42.48% | | 46.96% | | |
| Stockholders' equity as a percent of total assets | 6.80% | | 5.88% | | |
| Tangible stockholders' equity as a percent of total assets | 6.60% | | 5.65% | | |
| Risk Based Tier I Capital Ratio | 14.03% | | 13.22% | | |
| Risk Based Tier I and Tier II Capital Ratio | 14.68% | | 13.81% | | |
| Tier I Leverage Ratio | 8.22% | | 7.44% | | |

*All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.*

## To Our Shareholders, Customers and Friends

2004 was a year of solid progress for Center Bancorp, Inc. and Union Center National Bank. Our core businesses performed well and we continued to deliver on our mission to remain a financially strong, independent, customer-focused corporation.

I am pleased to report that Center Bancorp, Inc. reached a significant milestone in November 2004, when total assets exceeded $1 billion, effectively doubling the Corporation's asset size in just five years. On December 20, 2004, the Corporation announced the signing of a merger agreement to acquire Red Oak Bank, a state-chartered bank headquartered in Morristown, New Jersey.

## Solid Growth Is Our Goal

In 2004, against the backdrop of recurrent challenges in the economy, Center Bancorp, Inc. showed positive trends in loans and deposits, market share, and credit quality. Our ability to remain solidly profitable and to post consistent earnings is a tribute to the talent of our management team and the dedication of our staff.

Net income for year-end 2004 totaled $7.622 million, an increase of $1.203 million or 18.74 percent over 2003. On a year-to-date basis, earnings per fully diluted common share were $.82.

Our ability to continue to attract quality borrowers resulted in $27.8 million net loan growth for the year 2004. Loans outstanding at year-end 2004 totaled $377.3 million, up from $349.5 million on December 31, 2003. The quality of the portfolio remains high, a factor we believe is an important contributor to our long-term profitability and success. Nonetheless, commensurate with loan portfolio growth, in 2004, the Corporation added $752,000 to the allowance for loan and lease losses.

The investment securities portfolio grew to $577.7 million, as the Corporation continued to manage its portfolio prudently, maximizing yield while minimizing risk factors.

Total assets, as of December 31, 2004, reached a record $1.009 billion, an increase of 9.40 percent from the 2003 year-end asset figure of $922.3 million. Deposit growth was up 10.96 percent on average for 2004, reflecting the Corporation's ongoing success at attracting new clients and cross selling to current customers. At year-end, deposits stood at $702.3 million, up from $632.9 million on December 31, 2003.

In September 2004, Center Bancorp, Inc. issued 888,888 shares of common stock to a limited number of accredited investors in a private placement of its securities. Center Bancorp, Inc. intends to utilize the net proceeds from this offering for working capital purposes, and also for increasing capital levels, funding branch expansion, and acquiring other financial services companies, among other uses.



John J. Davis
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Alexander A. Bol
CHAIRMAN OF
THE BOARD

## SERVICE IS OUR SIGNATURE

Integrity...quality...commitment...service. These are the core values that define our culture and set us apart from our competitors. As large banks continue to consolidate, we believe that we offer our customers the best of both worlds. Center Bancorp, Inc. is large enough to meet the needs of the most demanding business accounts, while decisions are still made locally. Retail customers can enjoy the convenience of online banking, and still receive a personal greeting when they walk into local branches.

## Steady Progress Is Our Focus

We believe that continuous improvement is the key to success. This process refers not only to our internal capacities, but also to externally focused resources that further enhance our business and enhance shareholder value.

In October 2004, the Bank opened a new Operations Center in Union. This 20,000 square foot facility strengthens the Bank's infrastructure, making us more efficient and better able to serve our customers. The Operations Center, home to the Corporation's data processing, retail lending, and operations functions, has been designed to support the Corporation's growth for many years to come.

While enhancing our operational and technological resources is important, we realize that these capabilities will never substitute for our commitment to quality customer service and innovative product development. For example, to attract new customers and create productive long-term banking relationships, in 2004, Union Center National Bank introduced Max Plus. Max Plus is a relationship banking account that rewards customers with special benefits and free services for the extent of the relationships they maintain with us.

Center Financial Group LLC, a subsidiary of Union Center National Bank offering investments, insurance, and complete financial planning services to retail and commercial customers, continues to be well received.

The proposed acquisition of Red Oak Bank strengthens the Corporation's foothold in Morris County, adding another location in Morristown and potentially another branch location in the Mountain Lakes/Boonton area. It is expected that the acquisition will create synergies and operational efficiencies that will further enhance performance in 2005.

## Community Support Is Our Responsibility

As community bankers, we take seriously our duty to sustain the communities we serve by making them better places to live and conduct business. Union Center National Bank continues to take pride in its active participation in community events, and each year, the list of organizations supported by Union Center National Bank grows. Our employees give countless hours of their time working for charitable and business organizations. They are joined by our Corporation, which takes pride in providing financial support and human talent to the many organizations that share our core values.

## Enhanced Shareholder Value Is Our Commitment

At Center Bancorp, Inc., an important part of our culture is putting people first: our customers, our employees, the communities we serve and, ultimately, our shareholders. We understand that the key to creating value for our shareholders is to create value for our customers. We also realize that employees who feel valued are more likely to value the customers they serve and create the customer relationships that drive our success. To that end, we regularly make substantial investments in our staff through competitive compensation, training programs, and career development initiatives.

Going forward, our strategy is focused and consistent. We are committed to our brand of banking, to the culture we have established, to the people who make up our team, and to our shareholders. Many of the actions we have taken in 2004 and the progress we have achieved reflect our ongoing commitment to enhance shareholder value. We are grateful for our shareholders' unwavering support.

In closing, all of us here at Center Bancorp, Inc., consider ourselves fortunate to have been able to post another year of solid growth, while continuing to build and invest in resources for the future. While no one can predict what the coming years will bring, the people who make up our team, the culture we have established, and the momentum we have generated give us every reason to look forward to future success.

John J. Davis
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Alexander A. Bol
CHAIRMAN OF THE BOARD

# BUILDING FOR THE FUTURE

Management has recognized that the rapid growth of the Bank in recent years as well as the anticipated growth in the years to come necessitates the need for a centralized operations and data processing center.

The search for a property began with two major goals in mind: find a location that offered ample space for the needs of the operation center; ensure that the location was centrally located in the branch network.

Once the location was established, the planning stage was begun. Careful attention was paid to meeting the needs of today's operational requirements and to those in coming years



1180
Union Center
NATIONAL BANK
OPERATIONS CENTER


On October 9, 2004, the UCNB Operations Center became a reality. Located at 1180 Springfield Road in Union, NJ, the 20,000 square foot facility houses bank operations, data processing, retail lending, facilities management and a modern training center.



Once the physical building had been completed, a comprehensive data and communication system was installed.

Above, the new reception area provides a welcoming first impression of the facility.

At left, Union Township officials join UCNB President John J. Davis at the ribbon cutting ceremony.



State-of-the-art check sorting machine processess tens of thousands of checks from UCNB branches, improving operational cost-efficiency and customer service.



This bright, modern work area is the new home of General Services, Deposit Operations, ATM Operations and Account Reconciliation.

## UCNB extends its commitment to financial literacy to young and old alike...


BANK
BANK
Union

*UCNB President John J. Davis addresses students at Union High School where the Bank maintains a branch.*

The State of New Jersey's ongoing financial literacy program is aimed at educating New Jerseyans about being financially responsible. As part of this effort, the New Jersey Department of Banking and Insurance launched the New Jersey Financial Literacy Awareness Network during summer of 2004.

In support of these programs UCNB maintains Financial Literacy Centers at its full service Career Branch located in Union High School, as well as in the Union Township Senior Center.

In fall of 2004, NJ Banking Director H. Robert Tillman joined UCNB officials at the Union High School and also at the Union Senior Center to announce that these locations are official New Jersey Financial Literacy Awareness Network locations.

The centers will offer workshops designed to stimulate interest in learning about financial affairs, manage one's money and avoid debt.

Kiosks containing free informational pamphlets in both English and Spanish are conveniently located at each center.


Union

*Banking Director H. Robert Tillman answers questions from the audience.*

# Customer Showcase


HAWAII

## CHARTWELL VACATIONS

Chartwell Travel was founded in 1970. In 2001, they merged with Great Vacations to form Chartwell Vacations. This merger allowed the two companies to focus on their individual strengths and give their customers a stronger and more diverse product line. Located in Union, New Jersey, Chartwell Travel focuses on group vacation programs, while Great Vacations creates personalized, leisure vacation programs.

"For more than thirty years, UCNB has been a partner in our financial needs. It's great to deal with friendly people who know our names and provide excellent service."

Pictured from left:

Scott Sorkin, Chartwell Travel

Walter Littlejohn, Great Vacations

# *AIR CON*

Founded in 1947 Air Con, Inc., performs most HVAC piping functions. Their client base includes hospitals, computer centers, laboratories, and other large industrial projects.

They offer their clients highly qualified engineers plus experienced field people and back office personnel to ensure that each Air Con project lives up to their high standards of quality and service.

"Our relationship with Union Center National Bank began with the refinancing of some of our real estate. Union Center was easy to do business with and afforded us that personal touch that we no longer find in larger banks. Our experience with the real estate transaction was so successful that shortly thereafter we moved all of Air Con's business to Union Center. We have found Union Center to be responsive, personable and efficient."

Frank Ciampa, President (not pictured)
Thorne Delaney, Chief Financial Officer (not pictured)

Pictured from left:

Douglas Delaney, Vice President
John Delaney, Chief Operating Officer




TOWNSHIP UNION N.J. INC 1808
COUNTY of UNION

## TOWNSHIP OF UNION

The Township of Union, with a population of just over 55,000 residents, is a unique blend of rich Colonial American history, contemporary suburban culture, residential and business harmony, recreational and educational opportunities, and small-town charm nestled within one of the nation's most sophisticated metropolitan areas.

A virtual microcosm of the United States — from European immigrants who began arriving in the early and middle 20th Century, up to the recent influx of third-world people seeking a better and more democratic way of life — the township is a rare blend of cultural and ethnic diversity.

"The relationship the Township of Union shares with Union Center National Bank has been a long and successful one. Our "hometown bank" is an important financial asset and friend to our community."

"Union Center National Bank plays an important role as the "hometown bank" of the Township of Union. It has been our pleasure to have worked with Jack Davis and his staff over the years in helping to make Union a strong, viable community."

Pictured from left:

Debra Cyburt, Chief Financial Officer

Joseph Florio, Mayor

Frank Bradley, Township Administrator

## DRG INTERNATIONAL

DRG International, Inc., founded in 1970, is a multi-national developer, manufacturer, and distributor of medical diagnostic test kits headquartered in Mountainside, New Jersey.

"Union Center National Bank provides excellent service for our many banking needs along with a personal touch that is missing from many larger banks."

Pictured from left

Dr. Cyril E. Geacinton, President

Elke Geacinton, Vice President

Frank DuBois, Comptroller



# THE DERON SCHOOL

Founded in 1967 with one student, the Deron School now provides special education services to over 275 learning disabled students ages 5 – 21.

The school, founded by Ron and Diane Alter, has locations in Montclair and Union, New Jersey.

"When we decided to open our facility in Union, UCNB was there for us every step of the way. They have continued to support our financial needs through the years and we look forward to a long, mutually beneficial relationship."

Pictured from left:

Lori Alter, Director

Kenneth Alter, Director

Ron Alter, Executive Director and Founder

Diane Alter, Director and Founder

Eric Alter, Director

# *MORRIS COUNTY SURROGATE OFFICE*

The Surrogate Court is responsible for probating wills and maintaining the funds for court appointed guardianships for minors. The surrogate's office is located in Morristown, NJ and maintains over 700 accounts for court appointed guardians.

The Bank provides depository functions and specialized reports for the Surrogate office.

Pictured from left:

John Pecoraro, Surrogate

Anju Thakur, Special Deputy Surrogate

Christopher Luongo, Deputy Surrogate



## ASSUMPTION CHURCH

Located in Morristown, New Jersey, Assumption Church celebrates over 150 years of serving the Roman Catholic community. The first mass was celebrated on Christmas Day 1848 and the cornerstone was laid for the current church on June 30, 1872.

"After some of my previous banking experiences, dealing with Union Center National Bank has been like a breath of fresh air. It's nice to deal with a bank that cares!"

Reverend Monsignor Martin Rauscher, Pastor



## CEREBRAL PALSY LEAGUE

Initially started in 1947 by parents and concerned citizens seeking educational and medical services for children with Cerebral Palsy, the Cerebral Palsy League is now comprised of two facilities located in Union and Cranford, New Jersey.

Today as in the beginning, the Cerebral Palsy League is committed to the philosophy of helping people with developmental disabilities to obtain their optimal level of functional independence, while maintaining their highest possible quality of life.

"Throughout the years our relationship with Union Center National Bank has evolved to more than just that of a financial partner. They are also friends to the League and participate whenever and wherever they can. Union Center National Bank helped the Cerebral Palsy League realize its potential, so that we could do the same for others."

Pictured from left:

Lou Brigando, Associate Executive Director

Debra Wolfel, Executive Director/Chief Executive Officer

Chuck Zalewski, Chief Financial Officer

# In Memoriam



**Robert L. Bischoff**

Mr. Bischoff passed away suddenly on September 22, 2004. He served on the Board of Directors, including as Audit Chairman, from June 18, 1992 until his passing.



**John A. Deitrich**

Mr. Deitrich passed away at his home in Florida on December 15, 2004. He served on the Board of Directors from December 5, 1968 to November 5, 1981.



**Stanley R. Sommer**

Mr. Sommer passed away April 13, 2004 at his home in Florida. He served on the Board of Directors from December 28, 1972 to April 18, 2000.

Their contributions to our organization are greatly appreciated and they will be sadly missed.

Center Bancorp, Inc.

# Board of Directors of Center Bancorp, Inc.





**Alexander A. Bol**
Chairman of the Board
Architect

**Hugo Barth, III**
Retired Partner,
Haeberle & Barth

**Brenda Curtis**
Retired Regional Vice President
American Cancer Society

**John J. Davis**
President and
Chief Executive Officer

**Donald G. Kein**
Kein, Pollatschek and Greenstein, Attorneys

**James J. Kennedy**
Managing Partner
KVI Asset Management, LLC

**Paul Lomakin, Jr.**
President, Winthrop Development Co.

**Eugene Malinowski**
Managing Director, Capital Consulting
Network, LLC

**Herbert Schiller**
President, Foremost Manufacturing Co.

**Norman F. Schroeder**
President, NFS Associates, Inc.

**William A. Thompson**
Vice President, Thompson & Co.

## HONORARY DIRECTORS

**Wallace J. Butler**

**Robert C. Miller**

**Rudi O. Wadle, D.O.**

**Charles P. Woodward**

Standing, left to right are:
Herbert Schiller
Brenda Curtis
Donald G. Kein
Paul Lomakin, Jr.
Alexander A. Bol
John J. Davis
Eugene Malinowski
William A. Thompson
James J. Kennedy
Norman F. Schroeder
Hugo Barth, III

# Officers of Center Bancorp, Inc.



| | |
|---|---|
| **ohn J. Davis**<br>President and Chief Executive Officer | **John F. McGowan**<br>Vice President |
| **William E. Arnold**<br>Vice President | **Charles E. Nunn**<br>Vice President |
| **Mark S. Cardone**<br>Vice President | **Anthony C. Weagley**<br>Vice President and Treasurer |
| **ulie D'Aloia**<br>Vice President and Secretary | **Lori A. Wunder**<br>Vice President |


Union Center
UNION CENTER NATIONAL BANK

## WELCOMES...



**Charles E. Nunn**
SENIOR VICE PRESIDENT



**John J. Lukens**
VICE PRESIDENT



**Patrick J. Scanlon**
VICE PRESIDENT



**Kevin Stant**
VICE PRESIDENT



**[illegible] L. Williams**
[illegible]ESIDENT



**Ricardo Salamanca**
ASSISTANT VICE PRESIDENT



**Kenneth M. Spann**
ASSISTANT VICE PRESIDENT



**Ruth M. Ennis**
ASSISTANT CASHIER

## [illegible]ATULATES...



**[illegible] Grenski**
[illegible] VICE PRESIDENT



**Linda Javornik**
ASSISTANT VICE PRESIDENT



**Donald Costello**
ASSISTANT CASHIER



UNION CENTER NATIONAL BANK

## OFFICERS OF UNION CENTER NATIONAL BANK

JOHN J. DAVIS
PRESIDENT AND CHIEF EXECUTIVE OFFICER

WILLIAM E. ARNOLD
SENIOR VICE PRESIDENT AND CHIEF CREDIT OFFICER

MARK S. CARDONE
SENIOR VICE PRESIDENT

JULIE D'ALOIA
SENIOR VICE PRESIDENT AND SECRETARY

JOHN F. MCGOWAN
SENIOR VICE PRESIDENT

CHARLES E. NUNN
SENIOR VICE PRESIDENT

ANTHONY C. WEAGLEY
SENIOR VICE PRESIDENT, CASHIER AND CHIEF FINANCIAL OFFICER

LORI A. WUNDER
SENIOR VICE PRESIDENT

MARK P. BALSAM, SR.
VICE PRESIDENT

WILLIAM P. BREDA
VICE PRESIDENT

THOMAS E. FARLEY
VICE PRESIDENT

CHRISTOPHER M. GOREY
VICE PRESIDENT

IRENE S. GREENMAN
VICE PRESIDENT

BARRY H. KEEFE
VICE PRESIDENT

LEONARD J. KOZZI
VICE PRESIDENT

WILLIAM KUZBYT, JR.
VICE PRESIDENT

BARBARA LIEBMAN
VICE PRESIDENT

JOHN J. LUKENS
VICE PRESIDENT

REGINA M. NICHOLLS
VICE PRESIDENT

RICHARD J. NOWEL
VICE PRESIDENT

FRANCIS PATRYN
VICE PRESIDENT AND COMPTROLLER

FRANCES RYAN
VICE PRESIDENT

PATRICK J. SCANLON
VICE PRESIDENT

JASON J. SKOLNICK
VICE PRESIDENT

KEVIN STANT
VICE PRESIDENT

RICHARD E. VLEREBOME
VICE PRESIDENT AND AUDITOR

LANCE L. WILLIAMS
VICE PRESIDENT

DEBBIE A. DAMATO
ASSISTANT VICE PRESIDENT

SALVATORE DIRICO
ASSISTANT VICE PRESIDENT

EDWARD B. FILIPSKI
ASSISTANT VICE PRESIDENT

MICHAEL F. FLESTA
ASSISTANT VICE PRESIDENT

VERITA H. FRANCIS
ASSISTANT VICE PRESIDENT

JOAN M. GOREY
ASSISTANT VICE PRESIDENT

DENNIS M. GROTE
ASSISTANT VICE PRESIDENT

PAUL GRANSKI
ASSISTANT VICE PRESIDENT

LINDA JAVORNIK
ASSISTANT VICE PRESIDENT

RICARDO A. SALAMANCA
ASSISTANT VICE PRESIDENT

SUSAN SCHWEIKER
ASSISTANT VICE PRESIDENT

KENNETH M. SPANN
ASSISTANT VICE PRESIDENT

WILLARD H. THOMAS
ASSISTANT VICE PRESIDENT

SAUL A. BURGOS
ASSISTANT CASHIER

DONALD COSTELLO
ASSISTANT CASHIER

RUTH M. ENNIS
ASSISTANT CASHIER

GOLDA FERNANDEZ
ASSISTANT CASHIER

ANGELO LAFERRERA
ASSISTANT CASHIER

CAMILLE L. MOSKOWITZ
ASSISTANT CASHIER

CHRISTINE SPADA
ASSISTANT CASHIER



# Summary of Selected Statistical Information and Financial Data

| (In thousands, except per share data) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | Years Ended December 31, | | | | |
| **Summary of Income** | | | | | |
| Interest income | $ 40,049 | $ 35,919 | $ 40,469 | $ 38,369 | $ 35,655 |
| Interest expense | 13,968 | 12,726 | 14,522 | 16,007 | 16,183 |
| Net interest income | 26,081 | 23,193 | 25,947 | 22,362 | 19,472 |
| Provision for loan losses | 752 | 522 | 360 | 656 | 363 |
| Net interest income after provision for loan losses | 25,329 | 22,671 | 25,587 | 21,706 | 19,109 |
| Other income | 3,388 | 3,247 | 3,335 | 2,488 | 1,633 |
| Other expense | 19,471 | 18,336 | 17,198 | 15,216 | 13,347 |
| Income before income tax expense | 9,246 | 7,582 | 11,724 | 8,978 | 7,395 |
| Income tax expense | 1,624 | 1,163 | 3,721 | 2,967 | 2,390 |
| Net income | $ 7,622 | $ 6,419 | $ 8,003 | $ 6,011 | $ 5,005 |
| **Statement of Financial Condition Data** | | | | | |
| Investments | $ 577,686 | $519,234 | $537,619 | $417,274 | $330,267 |
| Total loans | 377,304 | 349,525 | 229,051 | 211,236 | 198,949 |
| Total assets | 1,009,015 | 922,289 | 823,436 | 689,603 | 569,553 |
| Deposits | 702,272 | 632,921 | 616,351 | 497,833 | 425,296 |
| Long-term borrowings | 115,000 | 115,000 | 65,000 | 60,000 | 50,000 |
| Stockholders' equity | $ 68,643 | $ 54,180 | $ 51,054 | $ 44,296 | $ 39,182 |
| **Dividends** | | | | | |
| Cash dividends | $ 3,238 | $ 3,014 | $ 2,747 | $ 2,338 | $ 2,265 |
| Dividend payout ratio | 42.5% | 47.0% | 34.3% | 38.9% | 45.3% |
| **Cash Dividends Per Share** | | | | | |
| Cash dividends | $ 0.36 | $ 0.34 | $ 0.33 | $ 0.28 | $ 0.28 |
| **Earnings Per Share** | | | | | |
| Basic | $ 0.83 | $ 0.72 | $ 0.91 | $ 0.69 | $ 0.57 |
| Diluted | $ 0.82 | $ 0.71 | $ 0.90 | $ 0.69 | $ 0.57 |
| **Weighted Average Common Shares Outstanding** | | | | | |
| Basic | 9,218,933 | 8,899,164 | 8,813,156 | 8,687,242 | 8,738,869 |
| Diluted | 9,274,006 | 8,992,354 | 8,884,012 | 8,759,642 | 8,784,806 |
| **Operating Ratios** | | | | | |
| Return on average assets | .81% | .74% | 1.07% | 0.99% | 0.94% |
| Average shareholder's equity to average assets | 6.14% | 5.96% | 6.46% | 7.02% | 6.97% |
| Return on tangible average equity | 13.67% | 12.87% | 17.33% | 14.86% | 14.43% |
| **Book Value** | | | | | |
| Book value per common share | $6.92 | $6.06 | $ 5.77 | $ 5.07 | $ 4.54 |
| Tangible book value per common share | $6.71 | $5.82 | $ 5.53 | $ 4.83 | $ 4.27 |
| **Non-Financial Information** | | | | | |
| Common stockholders of record+ | 529 | 527 | 542 | 543 | 581 |
| Staff-Full time equivalent | 192 | 191 | 182 | 172 | 156 |

*Footnote: All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.*

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accounting and reporting policies followed by Center Bancorp, Inc. and its subsidiaries (the "Corporation") conform, in all material respects, to accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

The Corporation's accounting policies are fundamental to understanding Management's Discussion and Analysis of financial condition and results of operations. The most significant accounting policies followed by the Corporation are presented in Note 1 of the Notes to Consolidated Financial Statements. The Corporation has identified its policies on the allowance for loan losses and income tax liabilities to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and could be most subject to revision as new information becomes available. Additional information on these policies can be found in Note 1 of the Notes to Consolidated Financial Statements.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the second largest asset type on the Consolidated Statements of Condition. Note 1 of the Notes to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in this MD&A.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Corporation's consolidated financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Corporation's consolidated financial condition or results of operations. Notes 1 and 10 of the Notes to Consolidated Financial Statements include additional discussion on the accounting for income taxes.

## INTRODUCTION

The following introduction to Management's Discussion and Analysis highlights the principal factors that contributed to the Corporation's earnings performance in 2004.

While profitability improved in 2004 as compared with the results achieved in 2003, the Corporation reported earnings in 2004 that continued to reflect positive trends in performance results and core growth in market share. We continued to take strategic action on improving our net interest margin, maintaining credit quality, sustaining growth in noninterest revenue and growing our core deposits, and continued to have healthy increases in the loan portfolio.

Earnings performance in 2004 improved despite the challenges resulting from the continued economic uncertainty, competitive environment and increase of 6.19 percent in operating overhead. The increased operating overhead was primarily related to expenditures required to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

For the year ended December 31, 2004, net income increased 18.74 percent to $7,622,000 or $.82 per diluted share, as compared to $6,419,000 or $.71 per diluted share earned for the year ended December 31, 2003. Strong interest-earning asset growth in the loan portfolio helped to mitigate some effects of interest rate pressure, with loans at December 31, 2004 increasing $27.8 million to a record year-end level of $377.3 million (up 7.95 percent over the prior year-end).

The loan growth has been fueled by strong demand for commercial and residential mortgage loans. A strong commercial real estate and residential housing market prevailed throughout the year in our market in New Jersey, despite the uncertain economic climate at both the state and national levels. We are encouraged by the strength of loan demand and positive momentum gained this past year in growing that segment of earning-assets.

While asset quality continues to remain high and credit culture conservative, during 2004, a total of $752,000 was provided to the allowance for loan losses, to maintain adequate loan loss reserves in relationship with loan portfolio growth and the change in the loan mix to include a higher percentage of commercial related real estate loans. At December 31, 2004, the total allowance for loan and lease losses amounted to 1.00 percent of total loans.

The Corporation announced on December 20, 2004 that it would acquire Red Oak Bank, a state-chartered bank headquartered in Hanover Township, New Jersey. The total value of the acquisition, including stock options, is approximately $26.3 million. Pursuant to the merger agreement, Red Oak Bank will be merged into Center Bancorp's subsidiary, Union Center National Bank. The Corporation anticipates a closing to occur in the first half of 2005, contingent upon receiving regulatory and shareholder approvals. Center Bancorp expects the acquisition of Red Oak Bank to be accretive to earnings within one year following the closing of the merger. This statement represents a "forward looking statement" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from this projection due to various risks and uncertainties, including risks relating to the Corporation's ability to match interest sensitive assets and liabilities, general economic conditions, the strength of Red Oak Bank, borrowings and other risks cited in Exhibit 99.2 to our Annual Report on Form 10-K.

The ability to acquire a local community bank located in such an attractive market as Morristown, New Jersey strengthens the Corporation's foothold in a market area where the company already has a presence, and allows us to remain dedicated to our focus of quality service in each of our local markets, which has been the cornerstone to our success for over 80 years. The acquisition is expected to create synergies and operational efficiencies.

The geographic expansion of the Corporation into desirable markets, such as Summit, New Jersey and into Morris County with branches in Madison and Morristown, New Jersey over the past several years, has contributed to the growth in market share, as well as increased loan demand and growth in deposits. In October the Corporation opened Union Center National Bank's new 19,555 square foot operations and data center facility on Springfield Road in Union. This step is expected to enhance the Corporation's ability to continue to grow and expand its product lines for future success.

Deposit growth was strong in 2004. The growth in average deposits was reflected in core interest-bearing accounts, premium savings and demand deposits. At December 31, 2004, total deposits for the Corporation were $702.3 million. Non-interest bearing core deposits, a low-cost source of funding, continue to be a key-funding source. At December 31, 2004, this source of funding amounted to $127.2 million or 13.6 percent of total funding sources and 18.1 percent of total deposits. However, more volatile rate sensitive deposits, principally certificates of deposits $100,000 and greater increased to 23.3 percent of total deposits at December 31,2004 from 9.2 percent one year earlier.

For the year 2004 average interest-earning assets grew $69.6 million or 8.59 percent over the comparable twelve-month period ended December 31, 2003. Average interest-bearing liabilities increased $55.8 million, an increase of 8.04 percent over the comparable period in 2003.

Non-interest revenue increased as a percentage of total revenue in 2004. This revenue, exclusive of gains on securities sold (which decreased $118,000 during 2004), increased $259,000 or 8.69 percent in 2004 as compared with 2003. The prior year contained a one-time mortality gain of $96,000. The change from the comparable period in 2003 was driven primarily by the increase in fees generated by lending activities, an increase of $58,000 or 19.0 percent. This amount includes loan servicing and mortgage banking fees and letter of credit fees. Other income decreased as a result of a decrease in the cash surrender value of bank owned life insurance, which amounted to $734,000 or a reduction of $64,000 for the year ended December 31, 2004 in comparison to $798,000 for the comparable period of 2003. Consistent levels of service charges commissions and fees supported by increased customer activity resulted in increased overdraft, ATM and debit card fees.

Operating expenses for the year increased 6.19 percent, primarily from expenses related to compliance required by Section 404 of the Sarbanes-Oxley Act of 2002.

Total assets at December 31, 2004, were $1.01 billion, an increase of 9.40 percent from assets of $922.3 million at December 31, 2003. Annualized returns on average assets for the year ended December 31, 2004 was .81 percent compared to .74 percent for 2003.

Total stockholders' equity increased 26.7 percent over 2003 to $68.6 million, and represented 6.80 percent of total assets at year-end. Book value per common share was $6.92, as compared with $6.06 a year ago. Tangible book value per common share increased to $6.71 from $5.82 a year ago. Return on average stockholders' equity for the year ended December 31, 2004 was 13.2 percent compared to 12.4 percent for 2003. This increase in return was primarily due to an increase in earnings attributable in part to the net interest margin improvement experienced in 2004. The Tier I Leverage capital ratio increased to 8.22 percent of total assets at December 31, 2004, as compared with 7.44 percent at December 31, 2003.

A key element of the Corporation's consistent performance is its strong capital base. Our consolidated statement of condition reflects $15.5 million in subordinated debentures as of December 31, 2004. The most recent issuance of $5.0 million in floating rate MMCapS(SM) Securities occurred on December 19, 2003. The Corporation has used the net proceeds of this issuance for working capital and other general corporate purposes, including capital contributions to the Company's banking subsidiary to support its growth strategies. These securities presently are included as a component of Tier I capital for regulatory capital purposes. As a result of the adoption of FASB Interpretation No. 46, these securities are classified as subordinated debentures on the Consolidated Statement of Condition.

The Corporation's risk-based capital ratios at December 31, 2004 were 14.03 percent for Tier I capital and 14.68 percent for total risk-based capital. These ratios substantially exceed the regulatory minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. Total Tier 1 capital increased to approximately $81.5 million at December 31, 2004 from $66.3 million at December 31, 2003. The increase in Tier 1 capital reflects the issuance of 888,888 common shares to a limited number of accredited investors in a private placement of the Corporation's shares on September 29, 2004. These shares were issued at a purchase price of $11.25 per share. Net proceeds to the Corporation were approximately $9.4 million, after commissions and expenses. The growth in Tier 1 capital also reflects the impact of the issuance of subordinated debentures in 2003.

From a performance viewpoint, return on tangible average shareholders' equity was 13.7 percent in 2004, compared with 12.9 percent for 2003 and 17.3 percent in 2002.

The Corporation announced a common stock buyback program on January 24, 2002, under which the Corporation was authorized to purchase up to 253,575 shares (restated to reflect the 5 percent common stock dividend distributed on June 1, 2002, the two-for one common stock split distributed on June 2, 2003 and the 5 percent common stock dividend distributed June 1, 2004) of the Center Bancorp's outstanding common stock. Under the program, repurchases may be made from time to time as, in the opinion of management, market conditions warrant, in the open market or in privately negotiated transactions. As of December 31, 2004 the Corporation had repurchased 54,600 shares under the program at an average cost of $9.85 per share.

Non-historical statements set forth in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may use such forward-looking terminology as "expect", "look", "believe", "plan", "anticipate", "may", "will" or similar statements or variations of such terms or otherwise express views concerning trends and the future. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, the direction of interest rates, continued levels of loan quality, origination volume, the impact of competition and continued relationships with major customers including sources for loans, the effects of economic conditions and legal and regulatory barriers and structure, including those relating to the deregulation of the financial services industry, and other risks we have described in documents that we have filed with the SEC. Actual results could differ materially from such forward-looking statements. Center Bancorp, Inc. assumes no obligation for updating any such forward-looking statements at any time.

Center Bancorp plans to file a Registration Statement on SEC Form S-4 in connection with the Red Oak Bank merger and the parties expect to mail a Proxy Statement/Prospectus to shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTER BANCORP, RED OAK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Center Bancorp files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Center Bancorp at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Center Bancorp's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Red Oak, its directors, executive officers and certain members of management and employees may be soliciting proxies from Red Oak's stockholders in favor of the adoption of the merger agreement. A description of any interests that Red Oak's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

The following sections discuss the Corporation's Results of Operations, Asset and Liability Management, Liquidity and Capital Resources.

## RESULTS OF OPERATIONS

Net income and earnings per share (basic and diluted) increased by 18.74 percent, 15.28 percent and 15.49 percent, respectively, for the year ended December 31, 2004, compared to the year ended December 31, 2003. This compared to decreases of 19.79 percent, 20.00 percent and 21.05 percent, respectively, for the year ended December 31, 2003, as compared to the year ended December 31, 2002. Net income for the year ended December 31, 2004 was $7,622,000 as compared to $6,419,000 earned in 2003 and $8,003,000 earned in 2002.

All common share and per share information for all periods presented have been retroactively restated for common stock splits and common stock dividends distributed to common stockholders during the periods presented.

The return on average assets was .81 percent for the year ended December 31, 2004 as compared with .74 percent for 2003 and 1.07 percent for 2002, while the return on tangible average stockholders' equity was 13.67 percent, 12.87 percent and 17.33 percent, respectively.

Earnings performance for the year ended December 31, 2004, reflected continued adherence to the Corporation's strategic initiatives. These initiatives are designed to sharpen our business focus and strengthen our financial performance, emphasizing the importance of core relationship business and a conservative credit culture. Earnings for the year were fueled by a higher level of interest-earning assets, an improvement in the net interest margin and gains in non-interest revenue. These improvements were accompanied by an increase in non-interest expense and an increase in the provisions for loan losses and taxes.

## NET INTEREST INCOME

The most significant component of Center Bancorp's earnings is net interest income, which is the difference between the interest earned in the portfolio of earning-assets (principally loans and investments) and the interest paid for deposits and borrowings, which support these assets. There were several factors that affected net interest income during 2004, including the volume, pricing, mix and maturity of earning assets and interest-bearing liabilities and interest rate fluctuations.

The following table presents the components of net interest income (on a tax-equivalent basis) for the past three years.

| | 2004 | | | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| (DOLLARS IN THOUSANDS) | AMOUNT | INCREASE (DECREASE) FROM PRIOR YEAR | PERCENT CHANGE | AMOUNT | INCREASE (DECREASE) FROM PRIOR YEAR | PERCENT CHANGE | AMOUNT | INCREASE (DECREASE) FROM PRIOR YEAR | PERCENT CHANGE |
| Investments | $23,484 | $1,260 | 5.67 | $22,224 | $(3,629) | (14.04) | $25,853 | $2,858 | 12.43 |
| Loans, including fees | 18,529 | 3,398 | 22.46 | 15,131 | 251 | 1.69 | 14,880 | (421) | (2.75) |
| Federal funds sold and securities purchased under agreement to resell | 0 | 0 | 0.00 | 0 | (59) | (100.00) | 59 | (272) | (82.18) |
| Total interest income | 42,013 | 4,658 | 12.47 | 37,355 | (3,437) | (8.43) | 40,792 | 2,165 | 5.60 |
| Interest expense: | | | | | | | | | |
| Certificates $100,000 or more | 1,278 | 817 | 177.22 | 461 | (11) | (2.33) | 472 | (993) | (67.78) |
| Deposits | 6,137 | (575) | (8.57) | 6,712 | (2,037) | (23.28) | 8,749 | (467) | (5.07) |
| Borrowings | 6,553 | 1,000 | 18.01 | 5,553 | (252) | 4.75 | 5,301 | (25) | (0.47) |
| Total interest expense | 13,968 | 1,242 | 9.76 | 12,726 | (1,796) | (12.37) | 14,522 | (1,485) | (9.28) |
| Net interest income on a fully tax-equivalent basis | 28,045 | 3,416 | 13.87 | 24,629 | (1,641) | (6.25) | 26,270 | 3,650 | 16.14 |
| Tax-equivalent adjustment | (1,964) | (528) | 36.77 | (1,436) | (1,113) | 344.58 | (323) | (65) | 25.19 |
| Net interest income | $26,081 | $2,888 | 12.45 | $23,193 | ($2,754) | (10.61) | $25,947 | $3,585 | 16.03 |

*NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest earned on securities of state and political subdivisions.*

Net interest income is directly affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, which support those assets, as well as changes in the rates earned and paid. Net interest income is presented in this financial review on a tax equivalent basis by adjusting tax exempt income (primarily interest earned on various obligations of state and political subdivisions) by the amount of income tax which would have been paid had the assets been invested in taxable issues, and then in accordance with the Corporation's consolidated financial statements. The net interest income data presented in this financial review differ from the Corporation's net interest income components of the consolidated financial statements presented elsewhere in this report.

Net interest income on a fully tax-equivalent basis, for the year ended December 31, 2004 increased $3.4 million or 13.87 percent, from $24.6 million for 2003. The Corporation's net interest margin increased 15 basis points to 3.19 percent from 3.04 percent.

The change in net interest income was primarily attributable to the change that occurred in the interest rate environment that impacted financial institutions during 2004. A 3 basis point increase in the average interest rates paid on total interest-bearing liabilities was offset in part by a 16 basis point increase in the average yield on interest-earning assets from 4.61 percent in 2003 to 4.77 percent for 2004. The change in average yield on both interest-earning assets and interest-bearing liabilities reflected the increase in interest rates that occurred in 2004 as opposed to the prevailing low interest rate environment that persisted in 2003.

For the year ended December 31, 2004, interest-earning assets increased by $69.6 million on average to $880.0 million, as compared with an $810.4 million average volume for the year ended December 31, 2003. The 2004 change in average interest-earning asset volume was primarily due to increased volumes of loans which were funded in part with more expensive interest-bearing liabilities, principally higher rate time deposit products such as Certificates of Deposit, coupled with increased volumes of other borrowings.

The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing on this page and on pages 26 and 41, each of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 41 (Average Statements of Condition with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of income produced from interest-earning assets and the amount of expense resulting from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets.

## NET INTEREST MARGIN

The following table quantifies the impact on net interest income (on a tax-equivalent basis) resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

## ANALYSIS OF VARIANCE IN NET INTEREST INCOME DUE TO VOLUME AND RATES

| | 2004/2003 Increase/(Decrease) Due to Change in: | | | 2003/2002 Increase/(Decrease) Due to Change in: | | |
|---|---|---|---|---|---|---|
| (Dollars In Thousands) | Average Volume | Average Rate | Net Change | Average Volume | Average Rate | Net Change |
| Interest-earning assets: | | | | | | |
| Investment securities: | | | | | | |
| Taxable | $(2,329) | $ 1,901 | $(428) | $ 549 | $(7,459) | $(6,910) |
| Non-Taxable | 2,024 | (336) | 1,688 | 3,447 | (166) | 3,281 |
| Federal funds sold and securities purchased under agreement to resell | 0 | 0 | 0 | (59) | 0 | (59) |
| Loans, net of unearned discounts | 4,564 | (1,166) | 3,398 | 3,213 | (2,962) | 251 |
| Total interest-earning assets | 4,259 | 399 | 4,658 | 7,150 | (10,587) | (3,437) |
| Interest-bearing liabilities: | | | | | | |
| Money market deposits | 5 | (51) | (46) | (40) | (734) | (774) |
| Savings deposits | (165) | (344) | (509) | (290) | (1,335) | (1,625) |
| Time deposits | 840 | (161) | 679 | 1,215 | (552) | 663 |
| Other interest-bearing deposits | 39 | 79 | 118 | 54 | (366) | (312) |
| Borrowings | 836 | 164 | 1,000 | 2,187 | (1,935) | 252 |
| Total interest-bearing liabilities | 1,555 | (313) | 1,242 | 3,126 | (4,922) | (1,796) |
| Change in net interest income | $ 2,704 | $ 712 | $3,416 | $4,024 | $(5,665) | $(1,641) |

Interest income on a fully tax-equivalent basis for the year ended December 31, 2004 increased by approximately $4.7 million or 12.47 percent as compared with the year ended December 31, 2003. This increase resulted primarily from an increase in the volume of average interest earning assets. The increase in the volume of average interest earning assets was due in part to an $88.6 million increase in average loans; from $276.5 million in 2003 to $365.1 million in 2004 and by a $37.3 million increase in average non-taxable investment securities, from $72.9 million in 2003 to $110.2 million in 2004. The average yield on such assets increased from 4.61 percent in 2003 to 4.77 percent in 2004. The loan portfolio represented approximately 41.5 percent of average interest-earning assets in 2004 as compared with 34.1 percent in 2003. The increase in the volume of loans primarily reflected increases in commercial mortgage and residential mortgage loans. That increase and the increase in non-taxable investment securities was principally funded by increased levels of high yield savings deposits and short term borrowings. The increase in average yield on total interest-earning assets contributed $399,000 to the increase in interest income, as compared with a $4.3 million increase attributable to volume increases in interest earning assets.

Interest income (fully tax-equivalent) decreased by $3.4 million from 2002 to 2003 primarily due to substantial decreases in the yields earned on interest-earning assets. The yield reduction contributed $10.6 million to the decrease in interest income offset in part by a $7.2 million increase attributed to additions to loan and non-taxable investment security volumes.

Interest expense for the year ended December 31, 2004 increased primarily as a result of volume related factors. Although rates decreased on interest bearing demand deposits and time deposits, volumes increased in 2004. For the year ended December 31, 2004, interest expense increased $1.2 million or 9.76 percent as compared with 2003. Interest-bearing liabilities increased on average $55.8 million, primarily in time deposits and short-term borrowings. The growth in average volume contributed $1.6 million to the change in cost, offset in part by a $313,000 decrease in cost due to a reduction in rates of money market, savings and time deposits.

Interest expense for the year ended December 31, 2003 decreased as a result of a decline in interest rates despite an increase in the volume of interest-bearing demand deposits, savings deposits and short-term borrowings. For the year ended December 31, 2003, interest expense decreased $1.8 million or 12.37 percent as compared with 2002. Interest-bearing liabilities increased on average $112.4 million, primarily in time deposits and short-term borrowings. The decline in average rates contributed $4.9 million to the change in cost of interest bearing liabilities, offset in part by a $3.1 million increase in cost of funds due to an increase in the average volume of interest-bearing liabilities.

The Corporation's net interest spread on a tax-equivalent basis (i.e., the average yield on average interest-earning assets, calculated on a tax equivalent basis, minus the average rate paid on interest-bearing liabilities) increased 13 basis points to 2.91 percent in 2004 from 2.78 percent for the year ended December 31, 2003. The increase reflected an expansion of spreads between yields earned on loans and investments and rates paid for supporting funds. During 2004 spreads expanded due in part to monetary policy promulgated by the Federal Reserve Open Market Committee increasing the target Federal Funds Rate to 2.25 percent during the year from a 44-year low of 1.00 percent at June 29, 2004.

The Federal Reserve increased rates five times during 2004 for a total of 125 basis points and lowered rates once in 2003 for 25 basis points. The net interest spread decreased 62 basis points in 2003 as compared with 2002, primarily as a result of the Federal Funds Rate remaining at a 44-year low of 1.00 percent and a corresponding contraction of spreads. 2001 thru 2003 generally reflected periods of falling interest rates.

The cost of total average interest-bearing liabilities increased to 1.86 percent, a change of 3 basis points, for the year ended December 31, 2004, from 1.83 percent for the year ended December 31, 2003 which followed a change of 67 basis points from 2.50 percent for the year ended December 31, 2002.

The contribution of non-interest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) remained stable at 28 basis points, an increase of 2 basis points from 2003 to 2004. During the comparable periods of 2003 and 2002, there was a decrease of 13 basis points to 27 basis points on average from 40 basis points on average during the year ended December 31, 2002.

## INVESTMENTS

For the year ended December 31, 2004, the average volume of investment securities decreased by $19.1 million to approximately $514.9 million or 58.5 percent of average earning assets, as compared to 2003. At December 31, 2004, the total investment portfolio amounted to $577.7 million, an increase of $58.5 million from December 31, 2003. The decreased size of the investment portfolio on average for 2004, largely reflects the implementation of the Corporation's strategies during 2004, which resulted in the sale of approximately $52.5 million in total securities during the year, a portion of which was subsequently re-invested back into the securities portfolio and a portion of which funded increases in loan volume. The increased level at year-end was attributable to a rise in short-term investments; which do not extend past one year in maturity. At December 31, 2004, the principal components of the investment portfolio are U.S. Government Federal Agency callable and non-callable securities, including agency issued collateralized mortgage obligations, corporate securities and municipals.

The tax-equivalent yield on investments increased by 40 basis points to 4.56 percent from a yield of 4.16 percent during the year ended December 31, 2003. The 40 basis points increase in the tax equivalent yield in investments was attributable to a sharp decline in prepayment speeds in 2004 in comparison to the comparable period in 2003, which had contributed to the acceleration of premium amortization on mortgage-related securities in the portfolio in 2003 further impacting portfolio yields. To a lesser extent, higher interest rates prevailed during most of 2004. The yield on the portfolio benefited by the impact of the higher interest rate environment on purchases made to replace securities, which had matured, were prepaid, or were called.

The impact of repricing activity on investment yields was increased to some extent, for the year ended December 31, 2004, by the change in portfolio mix and shortening of portfolio duration. In addition, there was some portfolio extension where risk is relatively minimal within the portfolio, resulting in wider spreads. The volume related factors during the twelve month period ended December 31, 2004 reduced revenue by $305,000, while rate related changes caused an increase in revenue of $1.565 million. Additionally, increased volumes of investments in overnight institutional money market funds, which are carried as part of the investment portfolio, versus federal funds or overnight repurchase agreements contributed to the increased yield on the investment portfolio in comparison to 2003. The Corporation carried on average $16.19 million, in short-term overnight money market and federal funds as compared with $12.91 million for the comparable twelve month period in 2003. These funds carried significantly lower rates than other securities in the portfolio (on average 1.66 percent during 2004, compared to 1.14 percent earned on these overnight funds for the comparable period in 2003.) and contributed to the increase in yield as compared to 2003.

Securities available-for-sale is a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors. During 2004 approximately $52.5 million in securities were sold from the Corporation's available-for-sale portfolio.

At December 31, 2004 the net unrealized gain carried as a component of other comprehensive income and included in shareholders' equity net of tax amounted to a net unrealized gain of $459,000 as compared with a net unrealized gain of $822,000 at December 31, 2003, resulting from an increase in interest rates fostered by the Federal Open Market Committee's actions to continue to increase the Federal Funds target rate as an economic stimulus. For additional information regarding the Corporation's investment portfolio, see Note 5 to the Consolidated Financial Statements.

## LOANS

Loan growth during 2004 occurred in all principal categories of the loan portfolio. At December 31, 2004 total loans amounted to $377.3 million, an increase of 7.95 percent or $27.8 million as compared to the comparable year-end in 2003. Loan growth during the year ended December 31, 2004 occurred primarily in the residential 1-4 family home equity loans and commercial loan portfolio. This growth resulted from the Corporation's business development efforts, heightened visibility of its products and aggressive marketing campaigns on its home equity, 7/1 adjustable rate residential mortgage and 10- year residential mortgage loan products. The increased volume was also attributable to the expansion in recent years by the Corporation of the Bank's branch network. The increase in the loan portfolio yields for the twelve months ended December 31, 2004, was the result of the increase in interest rates as compared with 2003, lessened to some extent by the competitive rate pricing structure maintained by the Corporation to attract new loans and further by the heightened competition for lending relationships that exists in the Corporation's market. The Corporation's desire to grow this segment of the earning-asset mix is reflected in its current business development plan and marketing plans, as well as its short-term strategic plan.

Average loan volume increased $88.6 million or 32.1 percent in 2004, while portfolio yield decreased by 40 basis points as compared with the same period in 2003. The increased total average loan volume was due primarily to increased customer activity, new lending relationships and new markets. The volume related factors during the period contributed increased revenue of $4,564,000, offset in part by rate related changes, which amounted to $1,166,000. Total average loan volume increased to $365.1 million with a net interest yield of 5.07 percent, as compared to $276.5 million with a yield of 5.47 percent for the year ended December 31, 2003.

The decrease in the loan portfolio yields for the year 2004 as compared with 2003 was the result of the prevailing low interest rate environment, a further decline in interest rates as compared to 2003, and the extraordinary prepayment activity that occurred throughout most of 2003. The effects of additions to the portfolio were lessened by continued refinancing activity, which was fueled by historically low interest rates. For additional information regarding loans, see Note 6 to the Consolidated Financial Statements.

## ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions and peer group statistics are also reviewed. At year-end 2004, the level of the allowance was $3,781,000 as compared to a level of $3,002,000 at December 31, 2003. The Corporation made a provision to the allowance for loan losses of $752,000 in 2004, $522,000 in 2003 and $360,000 in 2002. The increase in the provision for loan losses during 2004 was commensurate with the increase in loan volume recorded during the year, and the overall level of the allowance as a percentage of total loans.

At December 31, 2004, the allowance for loan losses amounted to 1.00 percent of total loans. In management's view, the level of the allowance at December 31, 2004 is adequate to cover losses inherent in the loan portfolio. Management's judgment regarding the adequacy of the allowance constitutes a "Forward Looking Statement" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from management's analysis, based principally upon the factors considered by management in establishing the allowance.

Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. Furthermore, the majority of the Corporation's loans are secured by real estate in the State of New Jersey. Future adjustments to the allowance may be necessary due to economic factors impacting New Jersey real estate as well as operating, regulatory and other conditions beyond the Corporation's control. The allowance for loan losses as a percentage of total loans amounted to 1.00 percent, .86 percent and 1.09 percent at December 31, 2004, 2003 and 2002, respectively.

During 2004, the Corporation did not experience any substantial problems within its loan portfolio. Net recoveries were $27,000 in 2004 and net charge-offs were $18,000 in 2003 and $53,000 in 2002. During 2004, the Corporation experienced a reduction in the volume of charge-offs in the installment loan portfolio offset by recovery growth compared to 2003 and 2002 levels. The unfavorable trend in the level of charge-offs in 2001 and 2002 was attributed to the economic slow-down and the resulting higher level of personal bankruptcies.

The Corporation had no non-accrual loans at December 31, 2004, $26,000 at December 31, 2003 and $229,000 at December 31, 2002. The decrease in non-accrual loans for 2004 was attributable to aggressive pursuit of collecting principal and interest of loans previously charged off.

The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. At December 31, 2004, total impaired loans amounted to $205,529 compared with $358,000 at December 31, 2003, and $175,000 at December 31, 2002. The reserves allocated to such loans in 2004, 2003 and 2002 were $1,000, $6,000, and $1,000, respectively. The decrease in impaired loans at December 31, 2004 as compared with 2003 is attributable to having no loans delinquent over 90 days and aggressive tracking of past due loan payments.

Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

## FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES

The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years.

| | Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | 2002 | 2001 | 2000 |
| Average loans outstanding | $365,104 | $276,457 | $222,819 | $205,991 | $185,846 |
| Total loans at end of period | $377,304 | $349,525 | $229,051 | $211,236 | $198,949 |
| Analysis of the Allowance for Loan Losses | | | | | |
| Balance at the beginning of year | $ 3,002 | $ 2,498 | $ 2,191 | $ 1,655 | $ 1,423 |
| Charge-offs: | | | | | |
| Commercial | 0 | 0 | 48 | 0 | 0 |
| Installment loans | 11 | 39 | 69 | 127 | 135 |
| Total charge-offs | 11 | 39 | 117 | 127 | 135 |
| Recoveries: | | | | | |
| Commercial | 0 | 0 | 48 | 0 | 0 |
| Installment loans | 38 | 21 | 16 | 7 | 4 |
| Total recoveries | 38 | 21 | 64 | 7 | 4 |
| Net (recoveries) charge-offs: | (27) | 18 | 53 | 120 | 131 |
| Provision for loan losses | 752 | 522 | 360 | 656 | 363 |
| Balance at end of year | $ 3,781 | $ 3,002 | $ 2,498 | $ 2,191 | $ 1,655 |
| Ratio of net charge-offs during the year to average loans outstanding during the year | (0.01%) | 0.01% | 0.02% | 0.06% | 0.07% |
| Allowance for loan losses as a percentage of total loans at end of year | 1.00% | 0.86% | 1.09% | 1.04% | 0.83% |

The 2004 and 2003 charge-offs of $11,000 and $39,000, respectively, in installment loans were attributed to the economic slow-down and resulting higher level of personal bankruptcies.

## ASSET QUALITY

The Corporation manages asset quality and credit risk by maintaining diversification in its loan portfolio and through review processes that include analysis of credit requests and ongoing examination of outstanding loans and delinquencies, with particular attention to portfolio dynamics and mix. The Corporation strives to identify loans experiencing difficulty early enough to correct the problems, to record charge-offs promptly based on realistic assessments of current collateral values, and to maintain an adequate allowance for loan losses at all times. These practices have protected the Corporation during economic downturns and periods of uncertainty.

It is generally the Corporation's policy to discontinue interest accruals once a loan is past due as to interest or principal payments for a period of ninety days. When a loan is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it again becomes well secured and in the process of collection or all past due amounts have been collected. Accruing loans past due 90 days or more are generally well secured and in the process of collection.

The following table sets forth, as of the dates indicated, the amount of the Corporation's non-accrual loans, accruing loans past due 90 days or more and other real estate owned. The Corporation had no restructured loans on any of such dates.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | 2002 | 2001 | 2000 |
| Non-accrual loans | $0 | $26 | $229 | $109 | $246 |
| Accruing loans past due 90 days or more | 0 | 0 | 0 | 8 | 2 |
| Other real estate owned | 0 | 0 | 0 | 0 | 49 |
| Total non-performing assets | $0 | $26 | $229 | $117 | $297 |

Non-accrual loans at December 31, 2004 decreased $26,000 from the amount reported at December 31, 2003, which had been comprised of a consumer loan, a fixed rate home equity loan and a commercial loan.

At December 31, 2004 other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. The Corporation did not have any other real estate owned (OREO) at December 31, 2004 and 2003.

## NON-INTEREST INCOME

The following table presents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2004.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| Service charges, commissions and fees | $1,948 | $1,683 | 15.75 | $1,683 | $1,600 | 5.19 |
| Other income | 499 | 457 | 9.19 | 457 | 383 | 19.32 |
| Annuity & insurance commissions | 59 | 43 | 37.21 | 43 | 0 | 100.00 |
| Bank Owned Life Insurance | 734 | 798 | (8.02) | 798 | 760 | 5.00 |
| Gain on securities sold | 148 | 266 | (44.36) | 266 | 592 | (55.07) |
| Total other non-interest income | $3,388 | $3,247 | 4.34 | $3,247 | $3,335 | (2.64) |

For the year ended December 31, 2004, total other non-interest income, exclusive of net gains on securities sold, reflects an increase of $259,000 or an increase of 8.69 percent compared to the year ended December 31, 2003. Fee income, comprised of service charges, commissions and fees, increased by $265,000, attributable to higher levels of service charges, commissions, and fees. Service charges increased primarily as a result of an increase in business activity and an expanded customer account base. The increase in fees from the comparable period in 2003 was driven primarily by fees generated by lending activities, an increase of $58,000 or 19.0 percent. This amount includes loan servicing and mortgage banking fees and letter of credit fees. Consistent levels of service charges, commissions and fees supported by increased customer activity resulted in increased overdraft, ATM and debit card fees. Bank owned life insurance, which amounted to $734,000, decreased by $64,000 for the year ended December 31, 2004 in comparison to $798,000 for the comparable period of 2003, which included a mortality gain of $96,000.

During 2004, the Corporation recorded net gains of $148,000 on securities sold from the available-for-sale investment portfolio compared to gains of $266,000 and $592,000 recorded in 2003 and 2002. The sales were made in the normal course of business and proceeds were reinvested into the securities and loan portfolios.

## NON-INTEREST EXPENSE

The following table presents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2004.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| Salaries and employee benefits | $ 10,140 | $ 10,425 | (2.73) | $ 10,425 | $ 9,452 | 10.29 |
| Occupancy, net | 1,943 | 1,835 | 5.89 | 1,835 | 1,644 | 11.62 |
| Premises and equipment | 1,852 | 1,708 | 8.43 | 1,708 | 1,600 | 6.75 |
| Stationery and printing | 539 | 559 | (3.58) | 559 | 583 | (4.12) |
| Marketing and advertising | 529 | 533 | (0.75) | 533 | 576 | (7.47) |
| Other | 4,468 | 3,276 | 36.39 | 3,276 | 3,343 | (2.00) |
| Total other non-interest expense | $19,471 | $18,336 | 6.19 | $18,336 | $17,198 | 6.62 |

Total non-interest expense increased $1.135 million or 6.19 percent in 2004 from 2003 as compared with an increase of $1.138 million or 6.62 percent from 2002 to 2003. The level of operating expenses during 2004 increased in several expense categories. The year-to-year increase in operating expenses is primarily attributable to professional fees associated with compliance required by Section 404 of the Sarbanes-Oxley Act of 2002. Prudent management of operating expenses has and will continue to be a key objective of management in an effort to improve earnings performance. The Corporation's ratio of other expenses to average assets declined to 2.07 percent in 2004 compared to 2.10 percent in 2003 and 2.30 percent in 2002.

Salaries and employee benefits decreased $285,000 or 2.73 percent in 2004 compared to 2003. Reflected in this reduction was a credit of $478,000 to benefits expense representing a reduction in the Corporation's obligation related to certain long-term benefit plans. Salaries and employee benefits accounted for 52.1 percent of total other non-interest expense in 2004, as compared to 56.9 percent and 55.0 percent for 2003 and 2002, respectively. Staffing levels overall increased to 192 full-time equivalent employees at December 31, 2004 compared to 191 full-time equivalent employees at December 31, 2003 and 182 at December 31, 2002.

Occupancy and bank premises and equipment expense for the year ended December 31, 2004 increased $252,000 or 7.11 percent over 2003. The increase in occupancy and bank premises and equipment expense in 2004 is primarily attributable to higher operating costs (utilities, rent, real estate taxes and general repair and maintenance) of the Corporation's expanded facilities, coupled with higher equipment maintenance and repair and depreciation expenses. The increase in such expenses of $299,000 or 9.22 percent in 2003 over 2002 was also attributable to the increased costs of expanded bank facilities.

Stationery and printing expenses for the year decreased $20,000 or 3.58 percent compared to 2003. These costs also decreased $24,000 or 4.12 percent in 2003 from 2002, reflecting the cost savings associated with continued vigilance in reduction of office expenses.

Marketing and advertising expenses for the year ended December 31, 2004 decreased $4,000 or .75 percent over the comparable twelve-month period in 2003. These expenses also decreased $43,000 or 7.47 in 2003 when compared with 2002 levels.

## PROVISION FOR INCOME TAXES

The Corporation's provision for income taxes increased from 2003 to 2004, primarily as a result of higher levels of taxable income. The effective tax rates for the Corporation for the year ended December 31, 2004, 2003 and 2002 were 17.56 percent, 15.34 percent and 31.74 percent respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions, an increase in the cash surrender value of bank owned life insurance and disallowed expense items for tax purposes, such as travel and entertainment expense, as well as amortization of goodwill.

Tax-exempt interest income increased by $1.688 million or 39.90 percent from 2003 to 2004 and increased by $3.281 million or 345.37 percent from 2002 to 2003. The Corporation recorded an increase in the cash surrender value of bank owned life insurance as a component of other income in the amount of $734,000, $798,000 and $760,000 for 2004, 2003 and 2002, respectively.

## RECENT ACCOUNTING PRONOUNCEMENTS

***SFAS No 123(R)***

On December 21, 2004, the Financial Accounting Standards Board ruled that companies must expense stock options. This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretative guidance.

This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The new FASB Statement 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. The Statement is effective for most public companies' interim or annual periods beginning after June 15, 2005 (the third quarter for the Corporation) and is effective for other public and nonpublic companies for annual periods beginning after December 15, 2005. The Corporation has determined that the impact of the initial adoption of SFAS No. 123R would not be material to the consolidated financial statements.

*EITF Issue No. 03-01*

On September 30, 2004, the FASB issued Staff Position Emerging Issues Task Force ("EITF") Issue No. 03-01, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which delays the effective date for the measurement and recognition guidance contained in EITF Issue No. 03-01. EITF Issue No. 03-01 provides guidance for evaluating whether an investment is other-than-temporarily impaired and was originally effective for other-than-temporarily impairment evaluations made in reporting periods beginning after June 15, 2004. The delay in the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF Issue No. 03-01 does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in paragraphs 21 and 22 of EITF Issue No. 03-01 remain effective. The delay will be superseded concurrent with the final issuance of EITF Issue No. 03-01a, which is expected to provide implementation guidance on matters such as impairment evaluations for declines in value caused by increases in interest rates and/or sector spreads.

## ASSET AND LIABILITY MANAGEMENT

Asset and Liability management encompasses an analysis of market risk, the control of interest rate risk (interest sensitivity management) and the ongoing maintenance and planning of liquidity and capital. The composition of the Corporation's statement of condition is planned and monitored by the Asset and Liability Committee (ALCO). In general, management's objective is to optimize net interest income and minimize market risk and interest rate risk by monitoring these components of the statement of condition.

## INTEREST SENSITIVITY

### MARKET RISK

"Market risk" represents the risk of loss from adverse changes in market prices and rates. The Corporation's market rate risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure.

The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely affect the Corporation's earnings to the extent that the interest rates borne by assets and liabilities do not similarly adjust. The Corporation's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Corporation's net interest income and capital, while structuring the Corporation's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Corporation relies primarily on its asset-liability structure to control interest rate risk. The Corporation continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. The management of the Corporation believes that hedging instruments currently available are not cost-effective, and, therefore, has focused its efforts on increasing the Corporation's yield-cost spread through wholesale and retail growth opportunities.

The Corporation monitors the impact of changes in interest rates on its net interest income using several tools. One measure of the Corporation's exposure to differential changes in interest rates between assets and liabilities is the Corporation's analysis of its interest rate sensitivity. This test measures the impact on net interest income and on net portfolio value of an immediate change in interest rates in 100 basis point increments. Net portfolio value is defined as the net present value of assets, liabilities and off-balance sheet contracts.

The primary tool used by management to measure and manage interest rate exposure is a simulation model. Use of the model to perform simulations reflecting changes in interest rates over one and two-year time horizons has enabled management to develop and initiate strategies for managing exposure to interest rate risk. In its simulations, management estimates the impact on net interest income of various changes in interest rates. Projected net interest income sensitivity to movements in interest rates is modeled based on both an immediate rise or fall in interest rates ("rate shock"), as well as gradual changes in interest rates over a 12 month time period. The model is based on the actual maturity and repricing characteristics of interest-rate sensitive assets and liabilities. The model incorporates assumptions regarding earning-asset and deposit growth, prepayments, interest rates and other factors. Management believes that both individually and taken together, these assumptions are reasonable, but the complexity of the simulation modeling process results in a sophisticated estimate, not an absolutely precise calculation of exposure. For example, estimates of future cash flows must be made for instruments without contractual maturity or payment schedules.

The low level of interest rates necessitated a modification of the Corporation's standard rate scenario of a shock down 200 basis points over 12 months to down 100 basis points over a 12-month period. Based on the results of the interest simulation model as of December 31, 2004, and assuming that Management does not take action to alter the outcome, the Corporation would expect an increase of 3.02 percent in net interest income if interest rates decreased 100 basis points from the current rates in an immediate and parallel shock over a 12-month period. In a rising rate environment, based on the results of the model as of December 31, 2004, the Corporation would expect a decrease of 5.77 percent in net interest income if interest rates increased by 200 basis points from current rates in an immediate and parallel shock over a twelve month period.

Short-term interest rate exposure analysis is supplemented with an interest sensitivity gap model. The Corporation utilizes interest sensitivity analysis to measure the responsiveness of net interest income to changes in interest rate levels. Interest rate risk arises when an earning-asset matures or when its interest rate changes in a time period different from that of a supporting interest-bearing liability, or when an interest-bearing liability matures or when its interest rate changes in a time period different from that of an earning-asset that it supports. While the Corporation matches only a small portion of specific assets and liabilities, total earning assets and interest-bearing liabilities are grouped to determine the overall interest rate risk within a number of specific time frames. The difference between interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitivity gap. At any given point in time, the Corporation may be in an asset-sensitive position, whereby its interest-sensitive assets exceed its interest-sensitive liabilities, or in a liability-sensitive position, whereby its interest-sensitive liabilities exceed its interest-sensitive assets, depending on management's judgment as to projected interest rate trends.

The Corporation's rate sensitivity position in each time frame may be expressed as assets less liabilities, as liabilities less assets, or as the ratio between rate sensitive assets (RSA) and rate sensitive liabilities (RSL). For example, a short funded position (liabilities repricing before assets) would be expressed as a net negative position, when period gaps are computed by subtracting repricing liabilities from repricing assets. When using the ratio method, a RSA/RSL ratio of 1 indicates a balanced position, a ratio greater than 1 indicates an asset sensitive position and a ratio less than 1 indicates a liability sensitive position.

A negative gap and/or a rate sensitivity ratio less than 1, tends to expand net interest margins in a falling rate environment and to reduce net interest margins in a rising rate environment. Conversely, when a positive gap occurs, generally margins expand in a rising rate environment and contract in a falling rate environment. From time to time, the Corporation may elect to deliberately mismatch liabilities and assets in a strategic gap position.

At December 31, 2004, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio of .69:1.00) at the cumulative one-year position. During much of 2004, the Corporation had maintained a negative interest sensitivity gap. The maintenance of a liability-sensitive position during the first half of 2004 had a favorable impact on the Corporation's net interest margins as interest rates remained stable; however, net interest margins were affected by the rising rates during the second half of 2004. Based on management's perception that interest rates will continue to be volatile, projected increased levels of prepayments on the earning-asset portfolio and current level of interest rates, emphasis has been, and is expected to continue to be, placed on interest-sensitivity matching with the objective of stabilizing the net interest spread during 2005. However, no assurance can be given that this objective will be met.

The following table depicts the Corporation's interest rate sensitivity position at December 31, 2004:

| (Dollars In Thousands) | Average Interest Rate | Expected Maturity/Principal Repayment December 31, Year End 2005 | Year End 2006 | Year End 2007 | Year End 2008 | Year End 2009 | 2010 And Thereafter | Total Balance | Estimated Fair Value |
|---|---|---|---|---|---|---|---|---|---|
| INTEREST-EARNING ASSETS: | | | | | | | | | |
| Loans | 5.33% | $ 137,257 | $ 52,641 | $ 45,655 | $ 49,032 | $ 22,957 | $65,981 | $373,523 | $371,910 |
| Investments | 4.49% | 207,350 | 86,881 | 62,712 | 78,925 | 38,185 | 103,633 | 577,686 | 581,422 |
| Total interest-earning assets | | $ 344,607 | $139,522 | $108,367 | $127,957 | $ 61,142 | $169,614 | $951,209 | $953,332 |
| INTEREST-BEARING LIABILITIES: | | | | | | | | | |
| Time certificates of deposit of $100,000 or greater | 2.07% | $161,125 | $ 2,480 | $ 0 | $ 0 | $ 205 | $ 0 | $163,810 | $163,672 |
| Time certificates of deposit of less than $100,000 | 3.41% | 62,467 | 8,052 | 13,454 | 535 | 1,695 | 0 | 86,203 | 86,571 |
| Other interest bearing deposits | 1.07% | 151,927 | 20,727 | 1,657 | 343 | 510 | 149,869 | 325,033 | 325,033 |
| Subordinated Debentures | 5.98% | 0 | 10,310 | 0 | 0 | 5,155 | 0 | 15,465 | 15,465 |
| Securities sold under agreements to repurchase and Fed Funds Purchased | 1.42% | 101,357 | 0 | 0 | 0 | 0 | 0 | 101,357 | 101,359 |
| Term Borrowings | 4.00% | 25,000 | 25,000 | 0 | 0 | 0 | 65,000 | 115,000 | 119,576 |
| Total interest-bearing liabilities | | $ 501,876 | $66,569 | $ 15,111 | $878 | $ 7,565 | $214,869 | $806,868 | $811,676 |
| Cumulative interest-earning assets | | 344,607 | 484,129 | 592,496 | 720,453 | 781,595 | 951,209 | 951,209 | |
| Cumulative interest-bearing liabilities | | 501,876 | 568,445 | 583,556 | 584,434 | 591,999 | 806,868 | 806,868 | |
| Rate sensitivity gap | | (157,269) | 72,953 | 93,256 | 127,079 | 53,577 | (45,255) | 144,341 | |
| Cumulative rate sensitivity gap | | $(157,269) | $(84,316) | $ 8,940 | $136,019 | $189,596 | $144,341 | $144,341 | |
| Cumulative gap ratio | | 0.69% | 0.85% | 1.02% | 1.23% | 1.32% | 1.18% | 1.18% | |

The table above indicates the time period in which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact re-price at different times and at different rate levels.

Expected maturities are contractual maturities adjusted for prepayments of principal based on current market indices. The Corporation uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal. For deposits, contractual maturities are assumed for certificates of deposit while other interest-bearing deposits were treated as if subject to immediate withdrawal.

## ESTIMATES OF FAIR VALUE

The estimation of fair value is significant to a number of the Corporation's assets, including trading account assets, loans held for sale, available for sale investment securities, mortgage servicing rights ("MSR's"), other real estate owned and other repossessed assets. These are all recorded at either fair value or lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of the fair value of certain assets and liabilities to change include a change in prepayment speeds, discount rates, or market interest rates. Fair values for most available for sale investment securities are based on quoted market prices. If quoted market prices are not available, fair values are based on judgments regarding future expected loss experience, current economic condition risk characteristics of various financial instruments, and other factors.

These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

## IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the operations; unlike most industrial companies, nearly all of the Corporation's assets and liabilities are monetary. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

## LIQUIDITY

The liquidity position of the Corporation is dependent on successful management of its assets and liabilities so as to meet the needs of both deposit and credit customers. Liquidity needs arise principally to accommodate possible deposit outflows and to meet customers' requests for loans. Such needs can be satisfied by scheduled principal loan repayments, maturing investments, short-term liquid assets and deposit in-flows. The objective of liquidity management is to enable the Corporation to maintain sufficient liquidity to meet its obligations in a timely and cost-effective manner.

Management monitors current and projected cash flows, and adjusts positions as necessary to maintain adequate levels of liquidity. By using a variety of potential funding sources and staggering maturities, the risk of potential funding pressure is reduced. Management also maintains a detailed liquidity contingency plan designed to respond adequately to situations which could lead to liquidity concerns.

The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 2004, core deposits, as defined by the Corporation (comprised of total demand and savings accounts plus money market accounts under $100,000), represented 46.1 percent of total deposits, as compared with 43.7% at December 31, 2003. More volatile rate sensitive deposits, concentrated in certificates of deposit $100,000 and greater, increased to 23.3 percent of total deposits from 9.2 percent at December 31, 2003. This change was due primarily to an increase in municipal related time deposits during 2004.

The following table depicts the Corporation's core deposit mix at December 31, 2004 and 2003:

## CORE DEPOSIT MIX

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | | 2003 | | Net Change Volume 2004 vs. 2003 |
| (Dollars In Thousands) | Amount | Percentage | Amount | Percentage | |
| Demand Deposits | $127,226 | 39.3 | $120,526 | 43.6 | $ 6,700 |
| Interest-Bearing Demand | 91,512 | 28.3 | 62,514 | 22.6 | 28,998 |
| Regular Savings | 75,689 | 23.4 | 60,588 | 21.9 | 15,101 |
| Money Market Deposits under $100 | 29,183 | 9.0 | 32,923 | 11.9 | (3,740) |
| Total core deposits | $323,610 | 100.0 | $276,551 | 100.0 | $47,059 |
| Total deposits | $702,272 | | $632,921 | | $69,351 |
| Core deposits to total deposits | 46.1% | | 43.7% | | |

Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings during 2004 amounted to approximately $105.4 million, an increase of $8.3 million or 8.57 percent from 2003.

The following table is a summary of securities sold under repurchase agreements for each of the last three years.

| | December 31, | | |
|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | 2002 |
| **Securities sold under repurchase agreements:** | | | |
| Average interest rate: | | | |
| At year end | 1.29% | 0.88% | 1.23% |
| For the year | 0.80% | 0.96% | 1.63% |
| Average amount outstanding during the year: | $105,449 | $ 97,125 | $ 81,297 |
| Maximum amount outstanding at any month end: | $131,791 | $111,358 | $ 85,110 |
| Amount outstanding at year end: | $ 84,757 | $ 99,724 | $ 75,431 |

## CASH FLOWS

The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 2004 cash and cash equivalents (which decreased overall by $4.5 million) were provided on a net basis by operating and financing activities and used on a net basis in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily net deposit inflows and proceeds from the issuance of Center Bancorp's common stock, were used in investing activities, primarily the increased volume of investment securities, loans and property and equipment.

## CONTRACTUAL COMMITMENTS

The following table summarizes our contractual obligations at December 31, 2004 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

| (Dollars in thousands) | Total | Less Than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| CONTRACTUAL OBLIGATIONS | | | | | |
| Operating Lease Obligations | $ 2,990 | $ 403 | $ 834 | $ 902 | $ 851 |
| Total Contracted Cost Obligations | $ 2,990 | $ 403 | $ 834 | $ 902 | $ 851 |
| Commitment to purchase branch site | $1,400 | $1,400 | $0 | $0 | $0 |
| Total Commitment to purchase branch site | $1,400 | $1,400 | $0 | $0 | $0 |
| Commitments to purchase when-issued securities | $ 3,500 | $3,500 | $0 | $0 | $0 |
| Total Commitments to purchase when-issued securities | $ 3,500 | $ 3,500 | $ 0 | $ 0 | $ 0 |
| Other Long-term Liabilities /Long-term Debt | | | | | |
| Time Deposits | 250,013 | 223,592 | 23,986 | 2,435 | 0 |
| Federal Home Loan Bank Advances | 115,000 | 25,000 | 25,000 | 0 | 65,000 |
| Subordinated Debentures | 15,465 | 10,310 | 0 | 5,155 | 00 |
| Total Other Long-term Liabilities / Long-term Debt | $380,478 | $258,902 | $48,986 | $7,590 | $65,000 |
| Other Commercial Commitments – Off Balance sheet | | | | | |
| Letter of credit | 14,858 | 10,955 | 3,903 | 0 | 0 |
| Other Commercial Commitments – Off Balance sheet | 102,408 | 45,230 | 0 | 655 | 56,523 |
| Total Other Commercial Commitments – Off Balance sheet | $117,266 | $ 56,185 | $ 3,903 | $655 | $56,523 |

*For further information see Note 16 of Notes to Consolidated Financial Statements*

## STOCKHOLDERS' EQUITY

Stockholders' equity averaged $57.85 million during 2004, an increase of $5.9 million or 11.3 percent, as compared to 2003. At December 31, 2004, stockholders' equity totaled $68.6 million, an increase of $14.5 million from December 31, 2003. The increase reflects the proceeds from the private placement issuance of 888,888 common shares on September 29, 2004. The Corporation's dividend reinvestment and optional stock purchase plan contributed $405,000 in new capital during 2004. Book value per share at year-end 2004 was $6.92 compared to $6.06 at year-end 2003. Tangible book value at year-end 2004 was $6.71 compared to $5.82 at year end 2003.

As of December 31, 2004 the Corporation has purchased 54,600 common shares at an average cost per share of $9.85 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 253,575 shares of the Corporation's outstanding common stock.. The repurchased shares were recorded as Treasury Stock, which resulted in a decrease in stockholders' equity.

## CAPITAL

The maintenance of a solid capital foundation continues to be a primary goal for the Corporation. Accordingly, capital plans and dividend policies are monitored on an ongoing basis. The most important objective of the capital planning process is to balance effectively the retention of capital to support future growth and the goal of providing stockholders with an attractive long-term return on their investment.

## RISK-BASED CAPITAL/LEVERAGE

At December 31, 2004, the Corporation's total Tier I capital (defined as tangible stockholders' equity for common stock and Trust Preferred Capital Securities) amounted to $81.5 million or 8.08 percent of total assets. The Tier I leverage capital ratio at December 31, 2004 was 8.22 percent of total quarterly average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $459,000 of net unrealized gains, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders' equity), and goodwill of $2,091,000 as of December 31, 2004.

United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorize assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 2004, the Corporation's Tier 1 and total risk-based capital ratios were 14.03 percent and 14.68 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 2004. For information on risk-based capital and regulatory guidelines for the Corporation's bank subsidiary, see Note 11 to the Consolidated Financial Statements.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the bank regulators regarding capital components, risk weightings and other factors. As of December 31, 2004, management believes that each of the Bank and the Corporation meet all capital adequacy requirements to which it is subject.

## SUBORDINATED DEBENTURES

On December 19, 2003, Center Bancorp Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Center Bancorp, Inc., issued $5.0 million of, MMCapS capital securities to investors due on January 23, 2034. The capital securities qualify as Tier 1 capital. The trust loaned the proceeds of this offering to the Corporation and received in exchange $5.2 million of the Corporation's subordinated debentures. The subordinate debentures are redeemable in whole or part, prior to maturity but after January 23, 2009. The floating interest rate on the subordinate debentures is three-month LIBOR plus 2.85% and reprices quarterly. The rate at December 31, 2004 was 5.01 %.

On December 18, 2001, Center Bancorp Statutory Trust I, a statutory business trust and wholly-owned subsidiary of Center Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on December 18, 2031. The trust loaned the proceeds of this offering to the Corporation and received in exchange $10.3 million of the Corporation's subordinated debentures. The subordinated debentures are redeemable in whole or part, prior to maturity but after December 18, 2006. The floating interest rate on the subordinated debentures is three-month libor plus 3.60% and reprices quarterly. The rate at December 31, 2004 was 6.11 %.

The additional capital raised with respect to the issuance of the floating rate capital pass through securities was used to bolster the Corporation's capital and for general corporate purposes, including capital contributions to Union Center National Bank. Additional information regarding the capital treatment of these securities is contained herein on page 62.

## SECURITY MARKET INFORMATION

The common stock of the Corporation is traded on the NASDAQ Stock Market. The Corporation's symbol is CNBC. As of December 31, 2004, the Corporation had 529 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 2004, the closing market bid and asked price was $13.11-$13.15, respectively.

The following table sets forth the high and low bid price, and the dividends declared, on a share of the Corporation's common stock for the periods presented.

| | Common Stock Price | | | | Common Dividends Declared | |
|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | | |
| | High Bid | Low Bid | High Bid | Low Bid | 2004 | 2003 |
| Fourth Quarter | $13.61 | $11.51 | $20.45 | $15.36 | $0.0900 | $0.0857 |
| Third Quarter | $13.47 | $11.35 | $18.42 | $14.09 | $0.0900 | $0.0857 |
| Second Quarter | $15.27 | $11.17 | $16.29 | $12.92 | $0.0900 | $0.0857 |
| First Quarter | $18.61 | $14.96 | $13.80 | $11.31 | $0.0857 | $0.0809 |
| | | | | | $0.3557 | $0.3380 |

For information on dividend restrictions and capital requirements which may limit the ability of the Corporation to pay dividends, see Note 15 to the Consolidated Financial Statements. Dividends declared on common stock (on a per common share basis) and common stock prices have been restated to reflect the 5% common stock dividend declared April 20, 2004, distributed June 1, 2004 to common shareholders of record May 18, 2004.

## LOOKING FORWARD

One of the Corporation's primary objectives is to achieve balanced asset and revenue growth, and at the same time expand market presence and diversify its financial products. However, it is recognized that objectives, no matter how focused, are subject to factors beyond the control of the Corporation, which can impede its ability to achieve these goals. The following factors should be considered when evaluating the Corporation's ability to achieve its objectives:

The financial market place is rapidly changing. Banks are no longer the only place to obtain loans, nor the only place to keep financial assets. The banking industry has lost market share to other financial service providers. The future is predicated on the Corporation's ability to adapt its products, provide superior customer service and compete in an ever-changing marketplace.

Net interest income, the primary source of earnings, is impacted favorably or unfavorably by changes in interest rates. Although the impact of interest rate fluctuations is mitigated by ALCO strategies, significant changes in interest rates can have an adverse impact on profitability.

The ability of customers to repay their obligations is often impacted by changes in the regional and local economy. Although the Corporation sets aside loan loss provisions toward the allowance for loan losses, significant unfavorable changes in the economy could impact the assumptions used in the determination of the adequacy of the allowance.

Technological changes will have a material impact on how financial service companies compete for and deliver services. It is recognized that these changes will have a direct impact on how the marketplace is approached and ultimately on profitability. The Corporation has already taken steps to improve its traditional delivery channels. However, continued success will likely be measured by the ability to react to future technological changes.

This "Looking Forward" description constitutes a forward-looking statement under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the Corporation's forward-looking statements due to numerous known and unknown risks and uncertainties, including the factors referred to above and in other sections of this Annual Report.

# AVERAGE STATEMENTS OF CONDITION WITH INTEREST AND AVERAGE RATES

| (DOLLARS IN THOUSANDS) | YEARS ENDED DECEMBER 31, 2004 | | | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| (TAX-EQUIVALENT BASIS) | INTEREST AVERAGE BALANCE | AVERAGE INCOME/ EXPENSE | YIELD/ RATE | INTEREST AVERAGE BALANCE | AVERAGE INCOME/ EXPENSE | YIELD/ RATE | INTEREST AVERAGE BALANCE | AVERAGE INCOME/ EXPENSE | YIELD/ RATE |
| **ASSETS** | | | | | | | | | |
| INTEREST-EARNING ASSETS: | | | | | | | | | |
| Investment securities: (1) | | | | | | | | | |
| Taxable | $404,641 | $17,565 | 4.34% | $461,012 | $17,993 | 3.90% | $451,867 | $24,903 | 5.51% |
| Non-taxable | 110,225 | 5,919 | 5.37% | 72,914 | 4,231 | 5.80% | 13,694 | 950 | 6.94% |
| Federal funds sold and securities purchased under agreement to resell | 0 | 0 | 0.00% | 0 | 0 | 0.00% | 3,415 | 59 | 1.73% |
| Loans, net of unearned income: (2) | 365,104 | 18,529 | 5.07% | 276,457 | 15,131 | 5.47% | 222,819 | 14,880 | 6.68% |
| Total interest-earning assets | 879,970 | 42,013 | 4.77% | 810,383 | 37,355 | 4.61% | 691,795 | 40,792 | 5.90% |
| NON-INTEREST EARNING ASSETS: | | | | | | | | | |
| Cash and due from banks | 20,006 | | | 21,720 | | | 18,901 | | |
| Bank owned life insurance | 16,857 | | | 14,390 | | | 13,738 | | |
| Other assets | 28,220 | | | 27,617 | | | 25,220 | | |
| Allowance for possible loan losses | (3,414) | | | (2,664) | | | (2,336) | | |
| Total non-interest earning assets | 61,669 | | | 61,063 | | | 55,523 | | |
| Total assets | $941,639 | | | $871,446 | | | $747,318 | | |
| **LIABILITIES & STOCKHOLDERS' EQUITY** | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Money market deposits | $ 95,071 | 978 | 1.03% | $ 94,579 | 1,024 | 1.08% | $ 96,788 | 1,798 | 1.86% |
| Savings deposits | 139,406 | 1,368 | 0.98% | 153,856 | 1,877 | 1.22% | 168,930 | 3,502 | 2.07% |
| Time deposits | 181,094 | 4,560 | 2.52% | 147,941 | 3,881 | 2.62% | 103,772 | 3,218 | 3.10% |
| Other interest-bearing deposits | 77,203 | 509 | .66% | 70,522 | 391 | .55% | 65,096 | 703 | 1.08% |
| Short term borrowings and FHLB advances | 241,536 | 5,811 | 2.41% | 216,615 | 5,058 | 2.34% | 137,013 | 4,738 | 3.46% |
| Subordinated debentures | 15,465 | 742 | 4.80% | 10,466 | 495 | 4.73% | 10,000 | 563 | 5.63% |
| Total interest-bearing liabilities | 749,775 | 13,968 | 1.86% | 693,979 | 12,726 | 1.83% | 581,599 | 14,522 | 2.50% |
| NON-INTEREST-BEARING LIABILITIES: | | | | | | | | | |
| Demand deposits | 127,617 | | | 120,607 | | | 110,896 | | |
| Other non-interest bearing deposits | 763 | | | 422 | | | 603 | | |
| Other liabilities | 5,630 | | | 4,479 | | | 5,962 | | |
| Total non-interest bearing liabilities | 134,010 | | | 125,508 | | | 117,461 | | |
| Stockholders' equity | 57,854 | | | 51,959 | | | 48,258 | | |
| Total liabilities and stockholders' equity | $941,639 | | | $871,446 | | | $747,318 | | |
| Net interest income (tax-equivalent basis) | | $28,045 | | | $24,629 | | | $26,270 | |
| Net interest spread | | | 2.91% | | | 2.78% | | | 3.40% |
| Net interest income as percent of earning assets (margin) | | | 3.19% | | | 3.04% | | | 3.80% |
| Tax-equivalent adjustment (3) | | (1,964) | | | (1,436) | | | (323) | |
| Net interest income | | $26,081 | | | $23,193 | | | $25,947 | |

*(1) Average balances for available-for-sale securities are based on amortized cost.*

*(2) Average balances for loans include loans on non-accrual status.*

*(3) The tax-equivalent adjustment was computed based on a statutory Federal income tax rate of 34 percent.*

# CONSOLIDATED STATEMENTS OF CONDITION

| (DOLLARS IN THOUSANDS) | DECEMBER 31, 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks (Note 4) | $ 12,033 | $ 16,509 |
| Investment securities held to maturity (approximate market value of $127,898 in 2004 and $159,989 in 2003) | 124,162 | 155,149 |
| Investment securities available-for-sale | 453,524 | 364,085 |
| Total investment securities (Note 5 and 8) | 577,686 | 519,234 |
| Loans, net of unearned income (Note 6 and 8) | 377,304 | 349,525 |
| Less – Allowance for loan losses (Note 6) | 3,781 | 3,002 |
| Net loans | 373,523 | 346,523 |
| Premises and equipment, net (Note 7) | 17,622 | 15,610 |
| Accrued interest receivable | 4,533 | 4,485 |
| Bank owned separate account life insurance (Note 1) | 17,848 | 14,614 |
| Other assets (Note 10) | 3,679 | 3,223 |
| Goodwill | 2,091 | 2,091 |
| Total assets | $1,009,015 | $922,289 |
| **LIABILITIES** | | |
| DEPOSITS: | | |
| Non-interest bearing | $127,226 | $120,526 |
| Interest bearing: | | |
| Certificates of deposit $100,000 and over | 163,810 | 58,245 |
| Savings and time deposits | 411,236 | 454,150 |
| Total deposits | 702,272 | 632,921 |
| Short-term borrowings (Note 8) | 101,357 | 99,724 |
| Long-term borrowings (Note 8) | 115,000 | 115,000 |
| Subordinated debentures (Note 12) | 15,465 | 15,465 |
| Accounts payable and accrued liabilities (Notes 9 and 10 ) | 6,278 | 4,999 |
| Total liabilities | 940,372 | 868,109 |
| Commitments and contingencies (Note 16) | | |
| **STOCKHOLDERS' EQUITY** (NOTES 11 AND 15) | | |
| PREFERRED STOCK, NO PAR VALUE, AUTHORIZED 5,000,000 SHARES; NONE ISSUED | 0 | 0 |
| COMMON STOCK, NO PAR VALUE: | | |
| Authorized 20,000,000 shares; issued 10,928,996 and 10,003,580 shares in 2004 and 2003, respectively | 30,441 | 19,405 |
| Additional paid in capital | 4,477 | 4,677 |
| Retained earnings | 36,973 | 33,268 |
| Treasury stock at cost (1,006,640 and 1,059,138 shares in 2004 and 2003, respectively) | (3,775) | (3,978) |
| Restricted stock (Note 9) | 0 | (14) |
| Accumulated other comprehensive income | 527 | 822 |
| Total stockholders' equity | 68,643 | 54,180 |
| Total liabilities and stockholders' equity | $1,009,015 | $922,289 |

*SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*

# CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31, | | |
|---|---|---|---|
| (In Thousands, Except Per Share Data) | 2004 | 2003 | 2002 |
| **Interest income:** | | | |
| Interest and fees on loans | $18,529 | $15,131 | $14,880 |
| Interest and dividends on investment securities: | | | |
| Taxable interest income | 16,459 | 17,097 | 24,199 |
| Non-taxable interest income | 3,596 | 2,775 | 627 |
| Dividends | 1,465 | 916 | 704 |
| Interest on Federal funds sold and securities purchased under agreement to resell | 0 | 0 | 59 |
| Total interest income | 40,049 | 35,919 | 40,469 |
| **Interest expense:** | | | |
| Interest on certificates of deposit $100,000 and over | 1,278 | 461 | 472 |
| Interest on other deposits | 6,137 | 6,712 | 8,749 |
| Interest on borrowings | 6,553 | 5,553 | 5,301 |
| Total interest expense | 13,968 | 12,726 | 14,522 |
| Net interest income | 26,081 | 23,193 | 25,947 |
| Provision for loan losses (Note 6) | 752 | 522 | 360 |
| Net interest income after provision for loan losses | 25,329 | 22,671 | 25,587 |
| **Other income:** | | | |
| Service charges, commissions and fees | 1,948 | 1,683 | 1,600 |
| Other income | 1,292 | 1,298 | 1,143 |
| Gain on securities sold (Note 5) | 148 | 266 | 592 |
| Total other income | 3,388 | 3,247 | 3,335 |
| **Other expense:** | | | |
| Salaries and employee benefits (Note 9) | 10,140 | 10,425 | 9,452 |
| Occupancy, net (Note 16) | 1,943 | 1,835 | 1,644 |
| Premises and equipment (Notes 7 and 16) | 1,852 | 1,708 | 1,600 |
| Stationery and printing | 539 | 559 | 583 |
| Marketing and advertising | 529 | 533 | 576 |
| Other | 4,468 | 3,276 | 3,343 |
| Total other expense | 19,471 | 18,336 | 17,198 |
| Income before income tax expense | 9,246 | 7,582 | 11,724 |
| Income tax expense (Note 10) | 1,624 | 1,163 | 3,721 |
| Net income | $ 7,622 | $ 6,419 | $ 8,003 |
| **Earnings per share:** (Note 1) | | | |
| Basic | $.83 | $.72 | $.91 |
| Diluted | $.82 | $.71 | $.90 |
| **Weighted average common shares outstanding:** | | | |
| Basic | 9,218,933 | 8,899,164 | 8,813,156 |
| Diluted | 9,274,006 | 8,992,354 | 8,884,012 |

All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA) YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

| | Common Stock Amount | Additional Paid In Capital | Retained Earnings | Treasury Stock | Restricted Stock | Accumulated Other Comprehensive Income (Loss) | Total Stock-holders' Equity |
|---|---|---|---|---|---|---|---|
| Balance December 31, 2001 | $14,677 | $4,180 | $28,569 | ($4,115) | ($135) | $ 1,120 | $44,296 |
| YEAR 2002 | | | | | | | |
| Cash dividend | | | (2,747) | | | | (2,747) |
| Common stock dividend | 3,970 | | (3,962) | | | | 8 |
| Issuance of common stock | 337 | | | | | | 337 |
| Exercise of stock options | | 212 | | 312 | | | 524 |
| Restricted stock award | | 170 | | 87 | (150) | | 107 |
| Repurchase of common stock | | | | (538) | | | (538) |
| Comprehensive income: | | | | | | | |
| Net income | | | 8,003 | | | | 8,003 |
| Unrealized holding losses on securities arising during the period (net of taxes of ($664) | | | | | | 1,456 | |
| Less reclassification adjustment for gains included in net income (net of tax benefit of $151) | | | | | | 392 | |
| Net unrealized holding gain on securities arising during the period (net of tax of $513) | | | | | | 1,064 | 1,064 |
| Total comprehensive income | | | | | | | 9,067 |
| Balance December 31, 2002 | $18,984 | $4,562 | $29,863 | ($4,254) | $(285) | $2,184 | $51,054 |
| YEAR 2003 | | | | | | | |
| Cash dividend | | | (3,014) | | | | (3,014) |
| Issuance of common stock | 421 | | | | | | 421 |
| Exercise of stock options | | 115 | | 276 | | | 391 |
| Restricted stock award | | | | | 271 | | 271 |
| Comprehensive income: | | | | | | | |
| Net income | | | 6,419 | | | | 6,419 |
| Unrealized holding losses on securities arising during the period (net of tax benefit of $792) | | | | | | (1,538) | |
| Less reclassification adjustment for gains included in net income (net of tax of $91) | | | | | | 176 | |
| Net unrealized holding loss on securities arising during the period (net of tax benefit of $701) | | | | | | (1,362) | (1,362) |
| Total comprehensive income | | | | | | | 5,057 |
| Balance December 31, 2003 | $19,405 | $4,677 | $33,268 | ($3,978) | ($14) | $822 | $54,180 |
| YEAR 2004 | | | | | | | |
| Cash dividend | | | (3,238) | | | | (3,238) |
| Private Placement: Common Stock | 10,631 | (542) | (679) | | | | 9,410 |
| Issuance of common stock | 405 | | | | | | 405 |
| Exercise of stock options | | 342 | | 203 | | | 545 |
| Restricted stock award | | | | | 14 | | 14 |
| Comprehensive income: | | | | | | | |
| Net income | | | 7,622 | | | | 7,622 |
| Additional minimum pension liability | | | | | | (57) | |
| Unrealized holding losses on securities arising during the period (net of tax benefit of $173) | | | | | | (336) | |
| Less reclassification adjustment for gains included in net income (net of tax of $50) | | | | | | 98 | |
| Net unrealized holding losses on securities arising during the period (net of tax of $123) and additional minimum pension liability | | | | | | (295) | (295) |
| Total comprehensive income | | | | | | | 7,327 |
| Balance December 31, 2004 | $30,441 | $4,477 | $36,973 | $(3,775) | $ 0 | $ 527 | $68,643 |

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| (In Thousands, Except Per Share Data) | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 7,622 | $ 6,419 | $ 8,003 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES: | | | |
| Depreciation and amortization | 1,580 | 1,412 | 1,339 |
| Provision for loan losses | 752 | 522 | 360 |
| Provision for deferred taxes | 106 | (411) | (46) |
| Gains on sale of investment securities available-for-sale | (148) | (266) | (592) |
| (Increase) decrease in accrued interest receivable | (48) | (46) | 103 |
| (Increase) decrease in other assets | (890) | 375 | (284) |
| Increase (decrease) in other liabilities | 1,279 | (601) | 427 |
| Increase in cash surrender value of bank owned life insurance | (734) | (798) | (760) |
| Amortization of premium and accretion of discount on investment securities, net | 656 | 6,054 | 1,982 |
| Net cash provided by operating activities | 10,175 | 12,660 | 10,532 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Proceeds from maturities of investment securities available-for-sale | 149,951 | 210,565 | 213,314 |
| Proceeds from maturities, calls and paydowns of securities held to maturity | 37,902 | 137,337 | 149,286 |
| (Purchase) redemption of FHLB and FRB Stock | (200) | (2,840) | (600) |
| Proceeds from sales of investment securities available-for-sale | 52,524 | 131,722 | 44,338 |
| Purchase of securities available-for-sale | (292,397) | (387,965) | (369,846) |
| Purchase of securities held to maturity | (7,445) | (77,584) | (157,363) |
| Net increase in loans | (27,000) | (120,492) | (17,815) |
| Property and equipment expenditures, net | (3,592) | (4,046) | (2,630) |
| Purchase of bank owned life insurance | (2,500) | 0 | 0 |
| Net cash used in investing activities | (92,757) | (113,303) | (141,316) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Net increase in deposits | 69,351 | 16,570 | 118,518 |
| Net increase in short-term borrowings | 1,633 | 24,293 | 3,135 |
| Increase in FHLB advances | 0 | 50,000 | 5,000 |
| Dividends paid | (3.238) | (3.014) | (2,747) |
| Proceeds from issuance of common stock | 10,360 | 1,083 | 968 |
| Issuance of subordinate debentures | 0 | 5,000 | 0 |
| Repurchase of common stock | 0 | 0 | (538) |
| Net cash provided by financing activities | 78,106 | 93,932 | 124,336 |
| Net decrease in cash and cash equivalents | (4,476) | (6,711) | (6,448) |
| Cash and cash equivalents at beginning of year | 16,509 | 23,220 | 29,668 |
| Cash and cash equivalents at end of year | $ 12,033 | $ 16,509 | $ 23,220 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | |
| Interest paid on deposits and short term borrowings | $ 13,921 | $ 12,423 | $ 14,440 |
| Income taxes | $ 1,650 | $ 2,022 | $ 4,364 |

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of Center Bancorp, Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly owned subsidiaries, including Union Center National Bank (the Bank). All significant inter-company accounts and transactions have been eliminated from the accompanying consolidated financial statements.

### BUSINESS

The Corporation is a bank holding company whose principal activity is the ownership and management of Union Center National Bank (subsidiary). The Bank provides a full range of banking services to individual and corporate customers through branch locations in Union and Morris Counties, New Jersey. Additionally, the Bank originates residential mortgage loans and services such loans for others. The Bank is subject to competition from other financial institutions and, the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

### BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the reported period. Actual results could differ significantly from those estimates.

### CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and due from banks.

### INVESTMENT SECURITIES

The Corporation accounts for its investment securities in accordance with SFAS No. 115 "Accounting for Certain Investment in Debt and Equity Securities." Investments are classified into the following categories: (1) held to maturity securities, for which the Corporation has both the positive intent and ability to hold until maturity, are reported at amortized cost; (2) trading securities, which are purchased and held principally for the purpose of selling in the near term and, are reported at fair value with unrealized gains and losses included in earnings; and (3) available-for-sale securities, which do not meet the criteria of the other two categories and which management believes may be sold prior to maturity due to changes in interest rates, prepayment, risk, liquidity or other factors, and are reported at fair value, with unrealized gains and losses, net of applicable income taxes, reported as a component of accumulated other comprehensive income, which is included in stockholders' equity and excluded from earnings.

Investment securities held to maturity are adjusted for amortization of premiums and accretion of discounts, which are recognized on a level yield method, as adjustments to interest income. Investment securities gains or losses are determined using the specific identification method.

The Bank adopted the disclosure requirements of EITF 03-1 "The meaning of other than Temporary Impairment and its Application to Certain Investments" as of December 31, 2003. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for investment securities accounted for under FASB 115, "Accounting for Certain Investments in Debt and Equity Securities" that are impaired at the balance sheet date, but an other-than temporary impairment has not been recognized.

### INCOME TAXES

The Corporation recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be settled.

## LOANS

Loans are stated at their principal amounts less net deferred loan origination fees. Interest income is credited as earned except when a loan becomes past due 90 days or more and doubt exists as to the ultimate collection of interest or principal; in those cases the recognition of income is discontinued. When a loan is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income.

Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it again becomes well secured and in the process of collection or all past due amounts have been collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield.

The Corporation accounts for impaired loans in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No 118 "Accounting by Creditors for Impairment of a Loan- Income Recognition and Disclosures." The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The Corporation has defined its population of impaired loans to include, at a minimum, non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment.

## ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level determined adequate to provide for potential loan losses. The allowance is increased by provisions charged to operations and reduced by loan charge-offs, net of recoveries. The allowance is based on management's evaluation of the loan portfolio considering economic conditions, the volume and nature of the loan portfolio, historical loan loss experience and individual credit situations.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

The ultimate collectability of a substantial portion of the Bank's loan portfolio is susceptible to changes in the real estate market and economic conditions in the State of New Jersey and the impact of such conditions on the creditworthiness of the borrowers.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses; future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

## BANK PREMISES AND EQUIPMENT

Land is carried at cost and bank premises and equipment at cost less accumulated depreciation based on estimated useful lives of assets, computed principally on a straight-line basis. Expenditures for maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Gains and losses on sales or other dispositions are recorded as other income or other expenses.

## OTHER REAL ESTATE OWNED

Other real estate owned (OREO), representing property acquired through foreclosure, is carried at the lower of the principal balance of the secured loan or fair value less estimated disposal costs of the acquired property. Costs relating to holding the assets are charged to expenses.

## MORTGAGE SERVICING

The Company performs various servicing functions on loans owned by others. A fee, usually based on a percentage of the outstanding principal balance of the loan, is received for those services. At December 31, 2004 and 2003, the Corporation was servicing approximately $16.1 million and $15.7 million respectively, of loans for others.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS** continued

**NOTE 1: SUMMARY OF SIGNICANT ACCOUNTING POLICIES** continued

The Corporation accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Corporation originates mortgages under plans to sell those loans and service the loans owned by the investor. The Corporation records mortgage servicing rights and the loans based on relative fair values at the date of sale. The balance of mortgage servicing rights at December 31, 2004 and 2003 are insignificant.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower aggregated costs of estimated fair value. Gains and losses on sales of loans are also accounted for in accordance with SFAS No.134 "Accounting for Mortgage Securities retained after Securitizations or Mortgage Loans Held for Sale by a Mortgage Banking Enterprise."

## EMPLOYEE BENEFIT PLANS

The Bank has certain employee benefit plans covering substantially all employees. The Bank accrues such costs as incurred.

The Corporation follows the disclosure provisions of SFAS No.132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits'" which was revised December 2003. SFAS No.132 as revised, required additional employers' disclosures about pension and other post retirement benefit plans after December 31, 2003. Certain disclosures related to estimated future benefit payments are effective for fiscal years ending after June 15, 2004. Net pension expense consists of service costs, interest cost, return on pension assets and amortization of unrecognized initial net assets. The Corporation accrues its benefit costs as incurred.

## PENSION PLAN

The Corporation has a non-contributory pension plan covering all eligible employees. The Corporation's policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. The costs associated with the plan are accrued based on actuarial assumptions and included in non-interest expense.

## STOCK BASED COMPENSATION

The Financial Accounting Standards Board ruled that Companies must expense stock option expense under SFAS No 123 (R) as of the first interim or annual reporting periods that begins after June 15, 2005. At December 31, 2004 the Corporation has four stock-based employee compensation plans, which are described more fully in Note 9. The Corporation accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, accounting for Stock-Based Compensation, to the Corporation's stock option plans.

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) | 2004 | 2003 | 2002 |
| Net Income, as reported | $7,622 | $6,419 | $8,003 |
| Add: compensation expense recognized for restricted stock award, net of related tax effect | $ 9 | $ 9 | $ 179 |
| Deduct: Total Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | 96 | 61 | 236 |
| Pro forma net income | $7,535 | $6,367 | $7,946 |
| Earnings per share: | | | |
| Basic - as reported | $ .83 | $ .72 | $ .91 |
| Basic - pro forma | $ .82 | $ .72 | $ .90 |
| Diluted - as reported | $ .82 | $ .71 | $ .90 |
| Diluted - pro forma | $ .81 | $ .71 | $ .89 |

## EARNINGS PER SHARE

All common share and per common share amounts have been restated to reflect the two-for-one common stock split distributed on June 2, 2003 and the 5% common stock dividends distributed on June 1, 2004, 2002 and in 2001.

Basic Earnings per Share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes any additional common shares as if all potentially dilutive common shares were issued (e.g. stock options). The Corporation's weighted average common shares outstanding for diluted EPS include the effect of stock options outstanding using the Treasury Stock Method, which are not included in the calculation of basic EPS.

Earnings per common share have been computed based on the following:

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) | 2004 | 2003 | 2002 |
| Net income | $7,622 | $6,419 | $8,003 |
| Average number of common shares outstanding | 9,219 | 8,899 | 8,813 |
| Effect of dilutive options | 54 | 90 | 63 |
| Effect of restricted stock awards | 1 | 3 | 8 |
| Average number of common shares outstanding used to calculate diluted earnings per common share | 9,274 | 8,992 | 8,884 |
| Net income per share | | | |
| Basic | $ .83 | $ .72 | $ .91 |
| Diluted | $ .82 | $ .71 | $ .90 |

## TREASURY STOCK

As of December 31, 2004 the Corporation has purchased 54,600 common shares at an average cost per share of $9.85 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 253,575 shares of the Corporation's outstanding common stock.

Treasury stock is recorded using the cost method and accordingly is presented as a reduction of stockholders' equity.

### COMPREHENSIVE INCOME

Total comprehensive income includes all changes in equity during a period from transactions and other events and circumstances from non-owner sources. The Bank's other comprehensive income is comprised of unrealized holding gains, losses on securities available-for-sale and an additional minimum pension liability.

Disclosure of comprehensive income for the years ended 2004, 2003, and 2002 is presented in the Consolidated Statements of Changes in Stockholders' Equity.

### BANK OWNED LIFE INSURANCE

During 2001, the Corporation invested $13.0 million in Bank Owned Life Insurance ("BOLI") to help offset the rising cost of employee benefits, and made a subsequent investment in 2004 of $2.5 million. The change in the cash surrender value of the BOLI was recorded as a component of other income and amounted to $734,000 in 2004, $798,000 in 2003 and $760,000 in 2002.

### RECLASSIFICATIONS

Certain reclassifications have been made in the consolidated financial statements for 2003 and 2002 to conform to the classifications presented in 2004.

## NOTE 2: ACQUSITIONS

On December 20, 2004 the Corporation entered into a definitive merger agreement to acquire Red Oak Bank, a state-chartered bank headquartered in Hanover Township, New Jersey. At the time the Corporation announced the merger the total value of the acquisition was approximately $26.3 million.

Pursuant to the merger agreement as amended and restated, Red Oak Bank will be merged into Center Bancorp's subsidiary, Union Center National Bank, and each share of Red Oak Bank stock will be converted into the right to receive $12.06 per share in cash or a fixed ratio of 0.9227 of a share of Center Bancorp, Inc. common stock, at the election of the stockholder, subject to allocation provisions designed to assure that 50% of Red Oak Bank's shares are converted into cash and 50% are converted into Center Bancorp's common stock.

Consummation of the merger remains contingent upon receiving regulatory and shareholder approvals. The Corporation anticipates a closing to occur in the first half of 2005.

## NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

*SFAS No 123(R)*

On December 21, 2004, the Financial Accounting Standards Board ruled that companies must expense stock options. This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretative guidance.

This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The new FASB Statement 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. The Statement is effective for most public companies' interim or annual periods beginning after June 15, 2005 (the third quarter for the Corporation) and is effective for other public and nonpublic companies for annual periods beginning after December 15, 2005. The Corporation has determined that the impact of the initial adoption of SFAS No. 123R would not be material to the consolidated financial statements.

***EITF Issue No. 03-01***

On September 30, 2004, the FASB issued Staff Position Emerging Issues Task Force ("EITF") Issue No. 03-01, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which delays the effective date for the measurement and recognition guidance contained in EITF Issue No. 03-01. EITF Issue No. 03-01 provides guidance for evaluating whether an investment is other-than-temporarily impaired and was originally effective for other-than-temporarily impairment evaluations made in reporting periods beginning after June 15, 2004. The delay in the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF Issue No. 03-01 does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in paragraphs 21 and 22 of EITF Issue No. 03-01 remain effective. The delay will be superseded concurrent with the final issuance of EITF Issue No. 03-01a, which is expected to provide implementation guidance on matters such as impairment evaluations for declines in value caused by increases in interest rates and/or sector spreads.

## NOTE 4: CASH AND DUE FROM BANKS

The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $234,000 and $72,000 at December 31, 2004 and 2003, respectively.

# NOTE 5: INVESTMENT SECURITIES

The following tables present information related to the Corporation's portfolio of securities held to maturity and available-for-sale at December 31, 2004 and 2003.

| | December 31, 2004 | | | |
|---|---|---|---|---|
| (dollars in thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| SECURITIES HELD TO MATURITY: | | | | |
| U.S. government and federal agency obligations | $ 35,857 | $ 544 | $ 190 | $ 36,211 |
| Obligations of U.S. States and political subdivisions | 48,813 | 1,152 | 261 | 49,704 |
| Other Securities | 2,958 | 4 | 7 | 2,955 |
| FHLB Stock and other equity securities | 36,534 | 2,496 | 2 | 39,028 |
| | $124,162 | $4,196 | $ 460 | $127,898 |

| | December 31, 2004 | | | |
|---|---|---|---|---|
| (dollars in thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| SECURITIES AVAILABLE-FOR-SALE: | | | | |
| U.S. government and federal agency obligations | $250,836 | $ 505 | $1,703 | $249,638 |
| Obligations of U.S. states and political subdivisions | 53,403 | 755 | 366 | 53,792 |
| Other securities | 28,556 | 79 | 232 | 28,403 |
| FHLB Stock and other equity securities | 120,187 | 1,776 | 272 | 121,691 |
| | $452,982 | $3,115 | $2,573 | $453,524 |

| | December 31, 2003 | | | |
|---|---|---|---|---|
| (dollars in thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| SECURITIES HELD TO MATURITY: | | | | |
| U.S. government and federal agency obligations | $ 64,210 | $1,009 | $ 368 | $ 64,851 |
| Obligations of U.S. States and political subdivisions | 43,771 | 1,117 | 346 | 44,542 |
| FHLB Stock and other equity securities | 47,168 | 3,448 | 20 | 50,596 |
| | $155,149 | $5,574 | $ 734 | $159,989 |

| | December 31, 2003 | | | |
|---|---|---|---|---|
| (dollars in thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| SECURITIES AVAILABLE-FOR-SALE: | | | | |
| U.S. government and federal agency obligations | $205,596 | $ 401 | $1,569 | $204,428 |
| Obligations of U.S. states and political subdivisions | 55,740 | 508 | 628 | 55,620 |
| Other securities | 33,697 | 2,424 | 0 | 36,121 |
| FHLB Stock and other equity securities | 67,805 | 322 | 211 | 67,916 |
| | $362,838 | $3,655 | $2,408 | $364,085 |

A portion of the Corporation's investment securities are classified as available-for-sale, approximately 78.5% at December 31, 2004. The available-for-sale securities are reported at fair value with unrealized gains or losses included in equity net of taxes. Accordingly, the carrying value of such securities reflects their fair value at the balance sheet date. Fair value is based on quoted market price. The remainder of the portfolio is classified as held to maturity and reported at amortized cost.

The following table presents information for investments in securities held to maturity and securities available-for-sale at December 31, 2004, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call options of the issuer. Equity securities held in the available for sale portfolio are included in the due in one year or less category in the table below.

| | Held to Maturity | | Available-for-Sale | |
|---|---|---|---|---|
| (Dollars in thousands) | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| Due in one year or less | $ 10,351 | $ 10,514 | $101,192 | $100,977 |
| Due after one year through five years | 10,244 | 10,689 | 16,758 | 17,139 |
| Due after five years through ten years | 23,809 | 24,394 | 102,259 | 102,296 |
| Due after ten years | 79,758 | 82,301 | 232,773 | 233,112 |
| Total | $124,162 | $127,898 | $452,982 | $453,524 |

During 2004, securities sold from the Corporation's available-for-sale portfolio amounted to approximately $52.5 million. The gross realized losses on securities sold amounted to $280,260, while the gross realized gains amounted to $428,472 in 2004. Securities sold from the Corporation's available-for-sale portfolio during 2003 amounted to $131.7 million with a gross realized gain of $1.2 million and gross realized losses of $917,170. Securities sold from the Corporation's available-for-sales portfolio during 2002 amounted to $44.3 million with a gross realized loss of $536,615 and a gross realized gain of $1.1 million. These securities were sold in the ordinary course of business.

## Temporarily Impaired Investments

Investments whose value is considered to be other than temporarily impaired are written down to fair value as a charge to realized losses. The cost basis of these written down investments is adjusted to fair value at the date the determination of impairment is made. The new cost basis is not adjusted for subsequent recoveries in value. At December 31, 2004 there were no securities that reflected other than temporary impairment and as such no write-downs occurred during 2004. At December 31, 2004, the unrealized losses associated with U.S. Treasury securities and agency debentures, mortgage-backed securities, other taxable securities and tax-exempt securities are not considered to be other-than-temporary because their unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer.

We review all securities for potential recognition of other than temporary impairment. We maintain a watch list for the identification and monitoring of securities experiencing problems that required a heightened level of review. This could include credit rating downgrades.

Our assessment of whether an investment in the portfolio of assets is other than temporary include factors such as whether the issuer has defaulted on scheduled payments, announced restructuring and/or filed for bankruptcy, has disclosed severe liquidity problems that cannot be resolved, disclosed deteriorating financial condition or sustained significant losses.

Factors affecting the market price include credits risk, market risk, interest rates, economic cycles, and liquidity risk. The magnitude of any unrealized loss may be affected by the relative concentration of our investments in any one issuer or industry. We have established policies to reduce exposure through diversification of concentration of the investment portfolio including limits on concentrations to any one issuer. We believe the investment portfolio is prudently diversified.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

## NOTE 5: INVESTMENT SECURITIES continued

The decline in value is related to a change in interest rates and subsequent change in credit spreads required for these issues affecting market price. All issues are performing and are expected to continue to perform in accordance with their respective contractual terms and conditions. Short to intermediate average durations and in certain cases monthly principal payments should reduce further market value exposure to increases in rates.

In determining that the securities giving rise to the previously mentioned unrealized losses were not other than temporary, we evaluated the factors cited above, which we consider when assessing whether a security is other than temporarily impaired. In making these evaluations we must exercise considerable judgment. Accordingly there can be no assurance that the actual results will not differ from our judgments and that such differences may not require the future recognition of other-than-temporary impairment charges that could have a material affect on our financial position and results of operations. In addition, the value of, and the realization of any loss on an investment security is subject to numerous risks as cited above.

TEMPORARILY IMPAIRED INVESTMENT SUMMARY

DECEMBER 31, 2004

| (DOLLARS IN THOUSANDS) | TOTAL | | LESS THAN 12 MONTHS | | 12 MONTHS OR LONGER | |
|---|---|---|---|---|---|---|
| | FAIR VALUE | UNREALIZED LOSSES | FAIR VALUE | UNREALIZED LOSSES | FAIR VALUE | UNREALIZED LOSSES |
| US Treasury obligations and direct obligations of US government | $ 23,846 | $ (467) | $ 10,319 | $ (24) | $13,527 | $ (443) |
| Federal agency CMO's | 126,249 | (1,290) | 106,769 | (803) | 19,480 | (487) |
| Federal agency mortgage backed securities | 28,429 | (375) | 28,429 | (375) | 0 | 0 |
| Corporate Bonds | 1,993 | (2) | 1,993 | (2) | 0 | 0 |
| Municipal Tax Exempt | 35,896 | (627) | 26,411 | (296) | 9,485 | (331) |
| FHLB Stock and other equity securities | 34,761 | (272) | 14,190 | 0 | 20,571 | (272) |
| Total temporarily impaired securities | $251,174 | $(3,033) | $188,111 | $(1,500) | $63,063 | $(1,533) |

TEMPORARILY IMPAIRED INVESTMENT SUMMARY

DECEMBER 31, 2003

| (DOLLARS IN THOUSANDS) | TOTAL | | LESS THAN 12 MONTHS | | 12 MONTHS OR LONGER | |
|---|---|---|---|---|---|---|
| | FAIR VALUE | UNREALIZED LOSSES | FAIR VALUE | UNREALIZED LOSSES | FAIR VALUE | UNREALIZED LOSSES |
| US Treasury obligations and direct obligations of US government | $ 17,479 | $ (547) | $ 15,477 | $ (546) | $ 2,002 | $ (1) |
| Federal agency CMO's | 107,000 | (1,320) | 107,000 | (1,320) | 0 | 0 |
| Federal agency mortgage backed securities | 13,656 | (70) | 13,656 | (70) | 0 | 0 |
| Corporate Bonds | 2,980 | (20) | 2,980 | (20) | 0 | 0 |
| Municipal Tax Exempt | 46,647 | (974) | 46,647 | (974) | 0 | 0 |
| FHLB Stock and other equity Securities | 67,594 | (211) | 67,594 | (211) | 0 | 0 |
| Total temporarily impaired securities | $255,356 | $(3,142) | $253,354 | $(3,141) | $ 2,002 | $ (1) |

Investment securities having a carrying value of approximately $184.5 million and $256.1 million at December 31, 2004 and 2003, respectively, were pledged to secure public deposits, short-term borrowings, and FHLB advances and for other purposes required or permitted by law.

# NOTE 6: LOANS AND THE ALLOWANCE FOR LOAN LOSSES

The following table sets forth the composition of the Corporation's loan portfolio at December 31, 2004 and 2003, respectively:

| (DOLLARS IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Real estate--residential mortgage | $221,893 | $214,482 |
| Real estate--commercial | 119,352 | 98,444 |
| Commercial and industrial | 30,929 | 28,863 |
| Installment | 5,130 | 7,736 |
| All other | 0 | 0 |
| Total | $377,304 | $349,525 |

At December 31, 2004 and 2003 loans to officers and directors aggregated approximately $4,309,302 and $4,283,000, respectively. During the year ended December 31, 2004, the Corporation made new loans to officers and directors in the amount of $1,386,156; payments by such persons during 2004 aggregated $1,359,854. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.

A summary of the activity in the allowance for loan losses is as follows:

| (DOLLARS IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Balance at the beginning of year | $3,002 | $2,498 | $2,191 |
| Provision for loan losses | 752 | 522 | 360 |
| Loans charged-off | (11) | (39) | (117) |
| Recoveries on loans previously charged-off | 38 | 21 | 64 |
| Balance at the end of year | $3,781 | $3,002 | $2,498 |

Total non-performing assets are comprised of the outstanding balances of accruing loans which are 90 days or more past due as to principal or interest payments, non-accrual loans and other real estate owned. Total non-performing assets at December 31, 2004, 2003 and 2002 were as follows:

| (DOLLARS IN THOUSANDS) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Loans past due in excess of 90 days and still accruing | $ 0 | $ 0 | $ 0 |
| Non-accrual loans | 0 | 26 | 229 |
| Other real estate owned | 0 | 0 | 0 |
| Total non-performing assets | $ 0 | $ 26 | $ 229 |

The amount of interest income that would have been recorded on non-accrual loans in 2004, 2003 and 2002 had payments remained in accordance with the original contractual terms approximated $0, $1,700 and $11,000 respectively; no interest income was received on these types of assets in 2004, 2003 and 2002.

At December 31, 2004, total impaired loans were approximately $205,529 compared to $358,000 at December 31, 2003 and $175,000 at December 31, 2002. The reserves allocated to such loans in 2004, 2003 and 2002 were $1,000, $6,000, $1,000. Although classified as substandard at December 31, 2004, the impaired loans were current with respect to principal and interest payments. The Corporation's total average impaired loans were $230,043 during 2004, $377,000 during 2003, and $1,835,000 during 2002. Interest income on impaired loans totaled $11,905 in 2004, $22,000 in 2003 and $156,000 in 2002.

At December 31, 2004, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.

The policy of the Bank is to generally grant commercial, mortgage and installment loans to New Jersey residents and businesses within its trading area. The borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the borrowers' underlying collateral, value of the underlying collateral, and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the control of the Bank. The Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or personal guarantees are required for virtually all loans.

## NOTE 7: BANK PREMISES AND EQUIPMENT

Bank premises and equipment are summarized as follows:

| (DOLLARS IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Land | $ 3,447 | $ 3,447 |
| Buildings | 12,657 | 10,355 |
| Furniture, fixtures and equipment | 13,654 | 12,487 |
| Leasehold improvements | 1,457 | 1,457 |
| Subtotal | 31,215 | 27,746 |
| *Less accumulated depreciation and amortization* | 13,593 | 12,136 |
| Total | $17,622 | $15,610 |

Depreciation expense for the three years ended December 31, 2004 amounted to $1,580,000 in 2004, $1,412,000 in 2003 and $1,339,000 in 2002, respectively.

## NOTE 8: BORROWED FUNDS

Short-term borrowings at December 31, 2004 and 2003 consisted of the following:

| (DOLLARS IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Securities sold under agreements to repurchase | $ 84,757 | $99,724 |
| Federal Home Loan Bank overnight advances | 16,600 | 0 |
| Total Short-Term Borrowings | $101,357 | $99,724 |

The weighted average interest rate for short-term borrowings at December 31, 2004 and 2003 was 0.91 percent and 0.97 percent, respectively.

Securities sold under agreements to repurchase had average balances of $105,449,000 and $97,125,000 for the years ended December 31, 2004 and 2003, respectively. The maximum amount outstanding at any month end during 2004 and 2003 was $131,791,000 and $111,358,000. The average interest rate paid on securities sold under agreements to repurchase were 0.80 percent and 0.96 percent for the years ended December 31, 2004 and 2003, respectively.

Federal Home Loan Bank advances weighted average interest rates at December 31,2004 and 2003 were 2.38 percent and 0.00 percent, respectively. The maximum amount outstanding at any month end during 2004 and 2003 was $42,500,000 and $29,000,000. The average interest rate paid on Federal Home Loan Bank advances were 1.65 percent and 1.22 percent for the years ended December 31,2004 and 2003, respectively.

At December 31, 2004 and 2003 long-term borrowings consisted of the following:

| (DOLLARS IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| Federal Home Loan Bank Advances | $100,000 | $115,000 |
| Securities sold under agreements to repurchase | 15,000 | 0 |
| Total Long-Term Borrowings | $115,000 | $115,000 |

At December 31, 2004 and 2003, advances from the Federal Home Loan Bank of New York (FHLB) amounted to $100,000,000 and $115,000,000, respectively. The FHLB advances had a weighted average interest rate of 4.28 percent and 3.50 percent at December 31, 2004 and December 31, 2003, respectively. These advances are secured by pledges of FHLB stock, 1-4 family residential mortgages and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of the FHLB and at December 31, 2004, and 2003 are contractually scheduled for repayment as follows:

| (Dollars In Thousands) | 2004 | 2003 |
|---|---|---|
| 2007 | $ 5,000 | $ 0 |
| 2009 | 25,000 | 0 |
| 2010 | 50,000 | 50,000 |
| 2011 | 10,000 | 10,000 |
| 2012 | 0 | 5,000 |
| 2013 | 10,000 | 50,000 |
| Total: | $100,000 | $115,000 |

The securities sold under repurchase agreements to other counterparties included in long-term debt totaled $15.0 million for 2004 and there were no long-term repurchase agreements in 2003. The weighted average rate in 2004 was 2.11 percent. The schedule for repayment is as follows:

| (Dollars In Thousands) | 2004 | 2003 |
|---|---|---|
| 2007 | $ 15,000 | $ 0 |
| Total: | $ 15,000 | $ 0 |

# NOTE 9: PENSION AND BENEFITS

The Corporation maintains a non-contributory pension plan for substantially all of its employees. The benefits are based on years of service and the employee's compensation over the prior five-year period. The plan's assets consist primarily of an insurance annuity. In addition, the Corporation has a non-qualified retirement plan that is designed to supplement the pension plan for key employees.

In 1999, the Corporation adopted a Director's Retirement Plan, which is designed to provide retirement benefits for members of the Board of Directors. The expense associated with the plan amounted to $93,000 in 2004, $63,000 in 2003 and $63,000 for 2002, and is included in non-interest expense.

The following table sets forth changes in projected benefit obligation, changes in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 2004 and 2003.

| Change in Benefit Obligation (Dollars In Thousands) | 2004 | 2003 |
|---|---|---|
| Projected benefit obligation at beginning of year | $ 9,127 | $ 7,660 |
| Service cost | 705 | 660 |
| Interest cost | 561 | 507 |
| Actuarial loss (gain) | 3 | 630 |
| Benefits paid | (250) | (330) |
| Projected benefit obligation at end of year | $ 10,146 | $ 9,127 |
| Change in Plan Assets | | |
| Fair value of plan assets at beginning year | $ 5,473 | $ 4,393 |
| Actual return on plan assets | 616 | 810 |
| Employer contributions | 760 | 600 |
| Benefits paid | (250) | (330) |
| Fair value of plan assets at end of year | $ 6,599 | $ 5,473 |
| Funded status | $(3,547) | $(3,654) |
| Unrecognized net asset | 0 | 0 |
| Unrecognized prior service cost | 51 | 66 |
| Unrecognized net actuarial loss | 1,568 | 1,841 |
| Accrued benefit cost | $(1,928) | $(1,747) |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
## NOTE 9: PENSION AND BENEFITS continued

The net periodic pension cost for 2004, 2003 and 2002 includes the following components.

| (Dollars In Thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Service cost | $725 | $676 | $476 |
| Interest cost | 561 | 507 | 450 |
| Expected return on plan assets | (442) | (386) | (383) |
| Net amortization and deferral | 97 | 157 | 46 |
| Net periodic pension expense | $941 | $954 | $589 |

The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Discount rate | 6.00% | 6.25% | 6.75% |
| Rate of compensation increase | 4.50% | 4.75% | 5.25% |
| Expected long-term rate of return on plan assets | 7.50% | 8.00% | 8.00% |

The following information is provided:

| | At December 31, | |
|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 |
| INFORMATION FOR PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS | | |
| Projected benefit obligation | $10,145 | $9,127 |
| Accumulated benefit obligation | 7,853 | 6,777 |
| Fair value of plan assets | 6,599 | 5,473 |
| ASSUMPTIONS | | |
| Weighted average assumptions used to determine benefit obligation at December 31 | 2004 | 2003 |
| Discount rate | 6.00% | 6.25% |
| Rate of compensation increase | 4.50% | 4.75% |

| Weighted average assumptions used to determine net periodic benefit cost for years ended December 31 | 2004 | 2003 |
|---|---|---|
| Discount rate | 6.25% | 6.75% |
| Expected long-term return on plan assets | 7.50% | 8.00% |
| Rate of compensation increase | 4.75% | 5.25% |

The process of determining the overall expected long-term rate of return on plan assets begins with a review of appropriate investment data, including current yields on fixed income securities, historical investment data, historical plan performance and forecasts of inflation and future total returns for the various asset classes. This data forms the basis for the construction of a best-estimate range of real investment return for each asset class. An average, weighted real-return range is computed reflecting the Plan's expected asset mix, and that range, when combined with an expected inflation range produces an overall best-estimate expected return range. Specific factors such as the Plan's investment policy, reinvestment risk and investment volatility are taken into consideration during the construction of the best estimate real return range, as well as in the selection of the final return assumption from within the range.

## PLAN ASSETS

The Union Center National Bank Pension Trust's weighted-average asset allocation at December 31, 2004, 2003 and 2002, by asset category, is as follows:

| Asset Category | 2004 | 2003 | 2002 |
|---|---|---|---|
| Equity securities | 79% | 79% | 72% |
| Debt and/or Fixed Income Securities | 20% | 20% | 26% |
| Real Estate | 0% | 0% | 0% |
| Other | 1% | 1% | 2% |
| Total | 100% | 100% | 100% |

The general investment policy of the Pension Trust is for the fund to experience growth in assets that will allow the market value to exceed the value of benefit obligations over time. Appropriate diversification on a total fund basis is achieved by following an allowable range of commitment within asset category, as follows;

| Asset Category | Range | Target |
|---|---|---|
| Equity securities | 15-80% | 75% |
| Debt and/or Fixed Income Securities | 20-65% | 25% |
| International Equity | 0-10% | 0% |
| Short Term | 10-40% | 0-5% |

The investment manager is not authorized to purchase, acquire or otherwise hold certain types of market securities (subordinated bonds, commodities, real estate investment trusts, limited partnerships, naked puts, naked calls, stock index futures, oil gas or mineral exploration ventures, unregistered securities) or to employ certain types of market techniques (margin purchases, short sales) or to mortgage, pledge, hypothecate, or in any manner transfer as security for indebtedness, any security owned or held by the Plan.

## CASH FLOWS

### *CONTRIBUTIONS*

The Bank expects to contribute $700,000 to its Pension Trust in 2005.

### *ESTIMATED FUTURE BENEFIT PAYMENTS*

The following benefit payments, which reflect expected future service, as appropriate, that are expected to be paid in each year 2005, 2006, 2007, 2008 ,2009 and years 2010-2014, respectively are $278,300, $276,100, $315,400, $542,400, $630,300 and $4,115,800.

## 401K BENEFIT PLAN

The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. For 2004, 2003 and 2002, employer contributions amounted to $124,000, $115,000 and $103,000, respectively.

## STOCK OPTION PLANS

The Corporation's Stock Option Plans permit Center Bancorp, Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiaries. The options granted under the plans are intended to be either Incentive Stock Options or Non-qualified Options. Under the 1999 Employee Stock Incentive Plan, an aggregate of 277,180 shares remain available under the plan and are authorized for issuance. Under the 2003 non-employee director stock option plan an aggregate total of 495,000 shares remain. Such shares may be treasury shares, newly issued shares or a combination thereof. This Plan also authorizes the grant of restricted stock awards.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
## NOTE 9: PENSION AND BENEFITS continued

Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant. Changes in options outstanding during the past three years were as follows:

| STOCK OPTION PLAN | SHARES | EXERCISE PRICE RANGE PER SHARE |
|---|---|---|
| Outstanding, December 31, 2001, (239,147 shares exercisable) | 355,919 | $4.74 to $8.50 |
| Granted during 2002 | 29,400 | $9.89 |
| Exercised during 2002 | (95,640) | $4.74 to $7.03 |
| Expired or canceled during 2002 | (1,674) | $6.69 |
| Outstanding, December 31, 2002 (188,691 shares exercisable) | 288,005 | $4.74 to $9.89 |
| Granted during 2003 | 36,181 | $16.67 |
| Exercised during 2003 | (73,180) | $4.74 to $9.92 |
| Expired or canceled during 2003 | (1,955) | $5.10 to $6.69 |
| Outstanding, December 31, 2003 (168,445 shares exercisable) | 249,051 | $4.74 to $16.67 |
| Granted during 2004 | 33,000 | $11.58 |
| Exercised during 2004 | (52,510) | $4.74 to $6.69 |
| Expired or canceled during 2004 | (3,652) | $6.69 to $6.69 |
| Outstanding, December 31, 2004 (161,961 shares exercisable) | 225,889 | $4.74 to $16.67 |

## FAIR VALUE OF STOCK OPTIONS GRANTS

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the grants of options in 2004, 2003 and 2002.

**GRANTED IN 2004:**

- Dividend yield of 2.73%
- Expected volatility of 35.80%
- Risk-free interest rate of 4.11% based upon equivalent-term Treasury Rates
- Expected options lives of 6 years, which were contractual lives at the date of grant

**GRANTED IN 2003:**

- Dividend yield of 2.73%
- Expected volatility of 35.8%
- Risk-free interest rate of 3.51% based upon equivalent-term Treasury Rates
- Expected options lives of 6 years, which were contractual lives at the date of grant

**GRANTED IN 2002:**

- Dividend yield of 2.73%
- Expected volatility of 30.6%
- Risk-free interest rate of 4.34% based upon equivalent-term Treasury Rates
- Expected options lives of 6 years, which were contractual lives at the date of grant

The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 2004, 2003 and 2002.

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Options Granted | Weighted Average Fair Value | Options Granted | Weighted Average Fair Value | Options Granted | Weighted Average Fair Value |
| Incentive stock options | 0 | $0.00 | 0 | $0.00 | 0 | $0.00 |
| Non-qualifying stock options | 0 | $0.00 | 0 | $0.00 | 29,400 | $2.74 |
| Director's plan | 33,000 | $3.60 | 36,181 | $5.57 | 0 | $0.00 |
| Total | 33,000 | $3.60 | 36,181 | $5.57 | 29,400 | $2.74 |

## RESTRICTED STOCK

Restricted stock may be awarded to key employees providing for the immediate award of the Corporation's common stock subject to certain vesting and other restrictions. During 2004, no shares were awarded and issued from Treasury shares. During 2002, 11,000 shares were awarded and issued from Treasury shares. The amount of compensation costs related to restricted stock awards included in salary expense was approximately $14,000 in 2004, $14,000, in 2003 and $257,000 in 2002. As of December 31, 2004, all shares of the prior restricted stock awards were vested.

# NOTE 10: INCOME TAXES

The current and deferred amounts of income tax expense for the years ended December 31, 2004, 2003 and 2002, respectively, are as follows:

| (Dollars In Thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| CURRENT: | | | |
| Federal | $ 1,354 | $ 1,312 | $ 3,487 |
| State | 164 | 262 | 280 |
| | 1,518 | 1,574 | 3,767 |
| DEFERRED: | | | |
| Federal | 341 | 248 | (7) |
| State | (235) | (659) | (39) |
| | 106 | (411) | (46) |
| Income tax expense | $ 1,624 | $ 1,163 | $ 3,721 |

The amount of income tax included in comprehensive income was $306,000, $424,000 and $1,125,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:

| (Dollars In Thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Income before income tax expense | $ 9,246 | $ 7,582 | $11,724 |
| Federal statutory rate | 34% | 34% | 34% |
| Computed "expected" Federal income tax expense | 3,144 | 2,578 | 3,986 |
| State tax net of Federal tax benefit | (47) | (262) | 180 |
| Bank owned life insurance | (249) | (271) | (259) |
| Tax-exempt interest and dividends | (1,235) | (971) | (222) |
| Other, net | 11 | 89 | 36 |
| Income tax expense | $ 1,624 | $ 1,163 | $ 3,721 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS** continued
**NOTE 10: INCOME TAXES** continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 2004 and 2003 are presented below:

| (DOLLARS IN THOUSANDS) | 2004 | 2003 |
|---|---|---|
| DEFERRED TAX ASSETS: | | |
| Allowance for loan losses | $1,280 | $ 885 |
| Pension expense | 972 | 817 |
| Organization cost | 0 | 17 |
| Other | 239 | 88 |
| NJ NOL and AMA credits | 545 | 387 |
| Total gross deferred tax asset | $3,036 | $2,194 |
| DEFERRED TAX LIABILITIES: | | |
| Depreciation | $ 599 | $ 401 |
| Market discount accretion | 678 | 0 |
| Deferred fee expense-mortgages | 487 | 416 |
| Unrealized gains on securities available-for-sale and other comprehensive income | 306 | 424 |
| Other | 1 | 0 |
| Total gross deferred tax liabilities | 2,071 | 1,241 |
| Net deferred tax asset | $ 965 | $ 953 |

Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carry-backs on a Federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 2004 and 2003, respectively.

## NOTE 11: REGULATORY CAPITAL REQUIREMENTS

Federal Deposit Insurance Corporation (FDIC) regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2004, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.00%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.00% and 8.00%, respectively.

Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of financial institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.00%; a Tier 1 risk-based capital ratio of at least 6.00%; and a total risk-based capital ratio of at least 10.00%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

As of December 31, 2004, management believes that the Bank meets all capital adequacy requirements to which it is subject and is a well-capitalized institution under the prompt corrective action regulations.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2004 and 2003, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:

In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory purposes. As of December 31, 2004, assuming the Company was not allowed to include the $15.465 million in trust preferred securities issued by the subsidiary trusts in Tier 1 capital, the Company would remain "well capitalized" with a Tier 1 ratio of 6.66 percent and a total risk based capital ratio of 12.02 percent.

**FDIC REQUIREMENTS**

| | UNION CENTER NATIONAL BANK ACTUAL | | MINIMUM CAPITAL ADEQUACY | | FOR CLASSIFICATION AS WELL CAPITALIZED | |
|---|---|---|---|---|---|---|
| (DOLLARS IN THOUSANDS) | AMOUNT | RATIO | AMOUNT | RATIO | AMOUNT | RATIO |
| DECEMBER 31, 2004 | | | | | | |
| Leverage (Tier 1) capital | $68,793 | 7.02% | $39,263 | 4.00% | $48,974 | 5.00% |
| RISK-BASED CAPITAL: | | | | | | |
| Tier 1 | 68,793 | 12.09% | 22,761 | 4.00% | 34,141 | 6.00% |
| Total | 72,574 | 12.75% | 45,521 | 8.00% | 56,902 | 10.00% |
| DECEMBER 31, 2003 | | | | | | |
| Leverage (Tier 1) capital | $59,630 | 6.70% | $35,666 | 4.00% | $44,478 | 5.00% |
| RISK-BASED CAPITAL: | | | | | | |
| Tier 1 | 59,630 | 11.99% | 19,899 | 4.00% | 29,848 | 6.00% |
| Total | 62,632 | 12.59% | 39,798 | 8.00% | 49,747 | 10.00% |

| | CENTER BANCORP, INC. BANK ACTUAL | | MINIMUM CAPITAL ADEQUACY | | FOR CLASSIFICATION AS WELL CAPITALIZED | |
|---|---|---|---|---|---|---|
| (DOLLARS IN THOUSANDS) | AMOUNT | RATIO | AMOUNT | RATIO | AMOUNT | RATIO |
| DECEMBER 31, 2004 | | | | | | |
| Leverage (Tier 1) capital | $81,490 | 8.22% | $39,725 | 4.00% | $49,552 | 5.00% |
| RISK-BASED CAPITAL: | | | | | | |
| Tier 1 | 81,490 | 14.03% | 23,234 | 4.00% | 34,851 | 6.00% |
| Total | 85,271 | 14.68% | 46,468 | 8.00% | 58,085 | 10.00% |
| DECEMBER 31, 2003 | | | | | | |
| Leverage (Tier 1) capital | $66,267 | 7.44% | $35,675 | 4.00% | $44,489 | 5.00% |
| RISK-BASED CAPITAL: | | | | | | |
| Tier 1 | 66,267 | 13.22% | 20,057 | 4.00% | 30,085 | 6.00% |
| Total | 69,269 | 13.81% | 40,114 | 8.00% | 50,142 | 10.00% |

The Corporation issued $10.3 million in 2001 and $5.2 million in 2003 of subordinated debentures. These securities are included as a component of Tier 1 Capital for regulatory purposes. The Tier 1 leverage capital ratio was 8.22 percent at December 31, 2004.

## NOTE 12: SUBORDINATED DEBENTURES

During 2001 and 2003, the Corporation formed statutory business trusts, which exist for the exclusive purpose of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust securities in junior subordinated deferrable interest debentures (subordinated debentures) of the Corporation; and (iii) engaging in only those activities necessary or incidental thereto. These subordinated debentures and the related income effects are not eliminated in the consolidated financial statements as the statutory business trusts are not consolidated in accordance with FASB interpretation No.46 "Consolidation of Variable Interest Entities." Distributions on the subordinated debentures owned by the subsidiary trusts on the following table have been classified as interest expense in the Consolidated Statement of Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 12: SUBORDINATED DEBENTURES continued

The following table summarizes the mandatorily redeemable trust preferred securities of the Corporation's subsidiary trusts at December 31, 2004.

| ISSUANCE DATE | SECURITIES ISSUED | LIQUIDATION VALUE | COUPON RATE | MATURITY | REDEEMABLE BY ISSUER BEGINNING |
|---|---|---|---|---|---|
| 12/18/01 | $10,000,000 | $1,000 per Capital Security | Floating 3-month LIBOR + 360 Basis Points | 12/18/2031 | 12/18/2006 |

| ISSUANCE DATE | SECURITIES ISSUED | LIQUIDATION VALUE | COUPON RATE | MATURITY | REDEEMABLE BY ISSUER BEGINNING |
|---|---|---|---|---|---|
| 12/19/03 | $5,000,000 | $1,000 per Capital Security | Floating 3-month LIBOR +285 Basis Points | 01/23/2034 | 01/23/09 |

# NOTE 13: FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

The carrying amounts for cash and cash-equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of investment securities is estimated based on bid quotations received from securities dealers. Stock of the Federal Home Loan Bank of New York is carried at cost.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate-mortgage, and installment loans.

The fair value of performing loans, except residential mortgages, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience of the Bank with prepayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 2004 and 2003. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The fair value estimates of commitments to extend credit and standby letters of credit are estimated at the fee charged by the Bank for similar transactions. This amount is deemed immaterial.

Short-term borrowings that mature within six months have fair values equal to their carrying value.

The fair value of FHLB advances is based on the discounted value of estimated cash flows. The discount rate is estimated using the rates currently offered for similar advances.

The fair value of subordinated debentures is estimated by discounting the estimated future cash flows using market discount rates of financial instruments with similar characteristics, terms and remaining maturity.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities, goodwill, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

The estimated fair value of the Corporation's financial instruments is as follows:

| | December 31 | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| (Dollars in thousands) | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| FINANCIAL ASSETS: | | | | |
| Cash and cash equivalents | $12,033 | $12,033 | $16,509 | $16,509 |
| Investments Available-for-Sale | 453,524 | 453,524 | 364,085 | 364,085 |
| Investments Held to Maturity | 124,162 | 127,898 | 155,149 | 159,989 |
| Net loans | 373,523 | 371,910 | 346,523 | 351,876 |
| FINANCIAL LIABILITIES: | | | | |
| Non-interest bearing deposits | 127,226 | 127,226 | 120,526 | 120,526 |
| Interest-bearing deposits | 575,046 | 575,276 | 512,395 | 499,126 |
| Federal funds purchased, securities sold under Agreement to repurchase and FHLB advances | 216,357 | 220,935 | 214,724 | 223,415 |
| Subordinated debentures | 15,465 | 15,465 | 15,465 | 15,427 |

# NOTE 14: PARENT CORPORATION ONLY FINANCIAL STATEMENTS

Center Bancorp, Inc. operates its wholly owned subsidiary, Union Center National Bank. The earnings of this subsidiary is recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiaries and dividends paid reduce the investment in the subsidiaries. The ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see Note 15).

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

## NOTE 14: PARENT CORPORATION ONLY FINANCIAL STATEMENTS continued

Condensed financial statements of the Parent Corporation only are as follows:

### CONDENSED STATEMENTS OF CONDITION

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | 2002 |
| ASSETS | | | |
| Cash and cash equivalents | $ 306 | $ 6,207 | $ 3,881 |
| Investment in subsidiary | 71,411 | 62,546 | 57,025 |
| Securities available for sale | 11,094 | 0 | 310 |
| Other assets | 1,656 | 1,539 | 970 |
| Total assets | $84,467 | $70,292 | $62,186 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | |
| Other liabilities | $ 359 | $ 647 | $ 822 |
| Subordinated debentures | 15,465 | 15,465 | 10,310 |
| Stockholders' equity | 68,643 | 54,180 | 51,054 |
| Total liabilities and stockholders' equity | $84,467 | $70,292 | $62,186 |

### CONDENSED STATEMENTS OF INCOME

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | 2002 |
| Income | | | |
| Dividend income from subsidiary | $3,238 | $3,050 | $2,827 |
| Other Income | 78 | 0 | 0 |
| Management fees | 227 | 61 | 96 |
| Total Income | 3,543 | 3,111 | 2,923 |
| Expenses | (1,087) | (573) | (718) |
| Net income before equity in earnings of subsidiary | 2,456 | 2,538 | 2,205 |
| Undistributed equity in earnings of subsidiary | 5,166 | 3,881 | 5,798 |
| Net Income | $7,622 | $6,419 | $8,003 |

### CONDENSED STATEMENTS OF CASH FLOW

| | For the Years Ended December 31, | | |
|---|---|---|---|
| (Dollars In Thousands) | 2004 | 2003 | 2002 |
| Operating Activities: | | | |
| Net income | $7,622 | $6,419 | $8,003 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Undistributed equity in earnings of subsidiary | (5,166) | (3,881) | (5,798) |
| Other, net | (399) | (746) | (93) |
| Net cash provided by operating activities | 2,057 | 1,792 | 2,112 |
| Investing Activities: | | | |
| Purchases of Available-for-sale securities | (11,094) | 0 | 0 |
| Investments in subsidiaries | (4,000) | (3,000) | 0 |
| Net cash used in investing activities | (15,094) | (3,000) | 0 |
| Financing Activities: | | | |
| Cash dividends | (3,238) | (3,014) | (2,747) |
| Proceeds from exercise of stock options | 559 | 662 | 524 |
| Proceeds from issuance of common stock | 9,815 | 421 | 337 |
| Proceeds from issuance of subordinated debentures | 0 | 5,465 | 0 |
| Purchase of Treasury Stock | 0 | 0 | (538) |
| Net cash provided by (used in) financing activities | 7,136 | 3,534 | (2,424) |
| (Decrease) increase in cash and cash equivalents | (5,901) | 2,326 | (312) |
| Cash and cash equivalents at beginning of year | 6,207 | 3,881 | 4,193 |
| Cash and cash equivalents at the end of year | $ 306 | $6,207 | $3,881 |

## NOTE 15: DIVIDENDS AND OTHER RESTRICTIONS

Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the Bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the capital of the Bank. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with the retained profits for the two preceding years. At December 31, 2004, approximately $18.1 million was available for the payment of dividends.

## NOTE 16: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $102.4 million ($101.8 million subject to variable rate indices and $0.6 million fixed rate commitments) as of December 31, 2004. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $14.8 million and $14.2 million as of December 31, 2004 and 2003, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument.

In December of 2004 the Corporation's subsidiary, Union Center National Bank, entered into an agreement to purchase a future banking site at 44 North Avenue, Cranford, New Jersey, 07016 for a purchase price of $1,400,000. Also in December, Union Center National Bank entered into an agreement to purchase a $3,500,000 mortgage backed security, which settled on January 27, 2005.

The Corporation controls the credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk, the Corporation generally requires collateral and other credit-related terms and conditions from the customer. In the opinion of management, the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

A substantial portion of the Bank's loans is represented by one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectability of a substantial portion of the loan portfolio of the Bank is susceptible to changes in the real estate market.

Other expenses include rentals for premises and equipment of $401,616 in 2004, $393,740 in 2003 and $390,519 in 2002. At December 31, 2004, Center Bancorp, Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 2005 through 2009 are $402,733, $410,000, $424,073, $441,124 and $460,701 respectively. Minimum rentals due 2010 and after are $851,090.

The Corporation is subject to claims and lawsuits that arise in the ordinary course of business. Based upon the information currently available and advice received from legal counsel representing the Corporation in connection with such claims, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse impact on the consolidated financial position, results of operations, or liquidity of the Corporation.

# NOTE 17: QUARTERLY FINANCIAL INFORMATION CENTER BANCORP, INC. (unaudited)

| | 2004 | | | |
|---|---|---|---|---|
| (Dollars In Thousands, Except Per Share Data) | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
| Total interest income | $10,626 | $10,121 | $9,732 | $9,570 |
| Total interest expense | 4,017 | 3,531 | 3,233 | 3,187 |
| Net interest income | 6,609 | 6,590 | 6,499 | 6,383 |
| Provision for loan losses | 137 | 205 | 205 | 205 |
| Other income | 845 | 839 | 821 | 883 |
| Other expense | 4,826 | 4,750 | 4,904 | 4,991 |
| Income before income taxes | 2,491 | 2,474 | 2,211 | 2,070 |
| Net income | 2,099 | 2,017 | 1,782 | 1,724 |
| Earnings per share: | | | | |
| Basic | $.21 | $.22 | $.20 | $.19 |
| Diluted | $.21 | $.22 | $.20 | $.19 |
| Weighted average common shares outstanding: | | | | |
| Basic | 9,917,283 | 9,033,839 | 8,974,248 | 8,950,362 |
| Diluted | 9,959,106 | 9,076,188 | 9,030,668 | 9,030,062 |

| | 2003 | | | |
|---|---|---|---|---|
| (Dollars In Thousands, Except Per Share Data) | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
| Total interest income | $9,253 | $8,152 | $9,076 | $9,438 |
| Total interest expense | 3,173 | 3,111 | 3,207 | 3,235 |
| Net interest income | 6,080 | 5,041 | 5,869 | 6,203 |
| Provision for loan losses | 260 | 103 | 79 | 80 |
| Other income | 741 | 825 | 742 | 939 |
| Other expense | 4,575 | 4,415 | 4,613 | 4,733 |
| Income before income taxes | 1,986 | 1,348 | 1,919 | 2,329 |
| Net income | 1,711 | 1,515 | 1,507 | 1,686 |
| Earnings per share: | | | | |
| Basic | $.19 | $.17 | $.17 | $.19 |
| Diluted | $.19 | $.17 | $.17 | $.19 |
| Weighted average common shares outstanding: | | | | |
| Basic | 8,940,269 | 8,904,684 | 8,889,050 | 8,862,653 |
| Diluted | 9,031,922 | 8,999,418 | 8,981,803 | 8,956,275 |

# Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CENTER BANCORP, INC.

We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Center Bancorp, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


KPMG LLP

Short Hills, New Jersey
March 9, 2005



# Management's Report on Internal Control Over Financial Reporting

The management of Center Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system is a process designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Corporation; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Corporation's internal control over financial reporting is effective based on those criteria.

The Corporation's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on our assessment of, and the effective operation of, the Corporation's internal control over financial reporting as of December 31, 2004. This report appears on page 71.

CENTER BANCORP, INC.

| /s/ JOHN J. DAVIS | March 9, 2005 |
|---|---|
| John J. Davis<br>President and Chief Executive Officer | DATE |

| /s/ ANTHONY C. WEAGLEY | March 9, 2005 |
|---|---|
| Anthony C. Weagley<br>Treasurer and Chief Financial Officer | DATE |

# Report of Independent Registered Public Accounting FirmOn Internal Control Over Financial Reporting

## THE BOARD OF DIRECTORS AND STOCKHOLDERS CENTER BANCORP, INC.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Center Bancorp, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Center Bancorp, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Center Bancorp, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Center Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 9, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Short Hills, New Jersey
March 9, 2005

## Corporate Headquarters

Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083
1-800-862-3683
www.centerbancorp.com
www.ucnb.com

## Annual Shareholders' Meeting

The annual shareholders' meeting of Center Bancorp, Inc. will be held at
10:00 A.M. on Tuesday, April 19, 2005 at Suburban Golf Club,
1730 Morris Avenue, Union, New Jersey.

## Dividend Reinvestment and Stock Purchase Plan

Center Bancorp, Inc. offers its shareholders a convenient plan to increase their investment in the Company. Through the Dividend Reinvestment and Stock Purchase Plan, holders of stock may have their quarterly dividends automatically reinvested in additional common shares without brokerage fees, commissions or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock in Center Bancorp, Inc. may enroll in the plan by contacting Anthony C. Weagley, Vice President and Treasurer, 1-800-862-3683.

## Financial Information and Form 10K

Persons may obtain a copy, free of charge, of the Center Bancorp, Inc. 2004 Annual Report and Form 10K (excluding exhibits) as filed with the Securities and Exchange Commission. Investors, Security Analysts and others desiring financial information or a copy of such report should contact:
Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683

## Shareholder Inquiries

For information regarding your shares of common stock of
Center Bancorp, Inc., please contact:
Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683

## Stock Listing

NASDAQ Stock Market – CNBC
Center Bancorp, Inc. Common Stock is traded on the
NASDAQ Stock Market under the Symbol CNBC.
Daily stock quotes appear in some newspapers under:
CtrBcp, CenterBc, and CenterBcp.

## Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016


Union Center
UNION CENTER NATIONAL BANK

# LOCATIONS

## UNION

### Main Office

2455 Morris Avenue
Union, NJ 07083
(908) 688-9500
Lobby, Drive-Up and ATM

### Center Office

2003 Morris Avenue
Union, NJ 07083
Lobby and ATM

### Stowe Street

2022 Stowe Street
Union, NJ 07083
Drive-Up, Walk-Up and ATM

### Five Points

356 Chestnut Street
Union, NJ 07083
Lobby, Drive-Up and ATM

### Career Center

Union High School
North Third Street
Union, NJ 07083
Lobby

### Auto Banking Center

Bonnel Court
Union, NJ 07083
Drive-Up, Walk-Up and ATM

### Union Hospital

1000 Galloping Hill Road
Union, NJ 07083
ATM

### Union Train Station

900 Green Lane
Union, NJ 07083
ATM

## BERKELEY HEIGHTS

### Berkeley Heights Banking Center

512 Springfield Avenue
Berkeley Heights, NJ 07922
Lobby, Drive-Up and ATM

## MADISON

### Madison Banking Center

300 Main Street
Madison, NJ 07940
Lobby, Drive-Up and ATM

## MORRISTOWN

### Morristown Banking Center

84 South Street
Morristown, NJ 07960
Lobby and ATM

### Town Hall Banking Center

214 South Street
Morristown, NJ 07960
Lobby, Drive-Up and ATM

## SPRINGFIELD

### Springfield Banking Center

783 Mountain Avenue
Springfield, NJ 07081
Lobby, Drive-Up and ATM

## SUMMIT

### Summit Banking Center

392 Springfield Avenue
Summit, NJ 07901
Lobby and ATM

## VAUXHALL/MILLBURN

### Millburn Mall Banking Center

2933 Vauxhall Road
Vauxhall, NJ 07088
Lobby and ATM


Center Bancorp, Inc.
And Wholly Owned Subsidiary
2455 Morris Avenue, Union, NJ 07083